SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 18)

BAIRNCO CORPORATION
(Name of Subject Company)

BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY  10022
(212) 909-6000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 18 to Schedule 14D-9

This Amendment No. 18 amends and supplements the Solicitation/Recommendation Statement on Schedule14D-9 initially filed with the Securities and Exchange Commission (‘‘SEC’’) on July 6, 2006, as amended and supplemented by Amendment No.1 filed with the SEC on July 12, 2006, Amendment No. 2 filed with the SEC on July 14, 2006, Amendment No. 3 filed with the SEC on July 28, 2006, Amendment No. 4 filed with the SEC on October 16, 2006 and Amendment No. 5 filed with the SEC on October 20, 2006, and Amendment No. 6 filed with the SEC on January 3, 2007, Amendment No. 7 filed with the SEC on January 17, 2007, Amendment No. 8 filed with the SEC on January 19, 2007, Amendment No. 9 filed with the SEC on January 24, 2007, Amendment No. 10 filed with the SEC on January 26, 2007, Amendment No. 11 filed with the SEC on February 1, 2007, Amendment No. 12 filed with the SEC on February 2, 2007, Amendment No. 13 filed with the SEC on February 15, 2007, Amendment No. 14 filed with the SEC on February 16, 2007, Amendment No. 15 filed with the SEC on February 23, 2007, Amendment No. 16 filed with the SEC on March 1, 2007 and Amendment No. 17 filed with the SEC on March 1, 2007 (as amended and supplemented, the ‘‘Statement’’), by Bairnco Corporation, a Delaware corporation (the ‘‘Company’’ or ‘‘Bairnco’’), relating to the tender offer (the ‘‘Offer’’) by BZ Acquisition Corp., a Delaware corporation (the ‘‘Offeror’’) and a wholly owned subsidiary of Steel Partners II, L.P. (‘‘Steel Partners’’), to purchase all of the issued and outstanding common stock, and the associated preferred stock purchase rights (together, the ‘‘Shares’’), of the Company for $13.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (as amended and supplemented, the ‘‘Schedule TO’’) originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006.

Item 1.    Subject Company Information.

The Statement is hereby amended to delete the last sentence of the second paragraph of Item 1 and replace it in its entirety with the following sentences:

‘‘As of March 2, 2007, there were 7,293,978 Shares issued and outstanding. There were no shares of preferred stock issued and outstanding and 346, 661 Shares were reserved for issuance pursuant to outstanding options to purchase Shares.’’

Item 2.    Identity and Background of Filing Person.

The Statement is hereby amended to delete the third paragraph of Item 2 and replace it in its entirety with the following two paragraphs:

‘‘On February 23, 2007, Steel Partners and the Company issued a joint press release announcing that the Company, Steel Partners and the Offeror entered into an Agreement and Plan of Merger, dated as of February 23, 2007 (the ‘‘Merger Agreement’’). The joint press release also announced that Steel Partners and the Offeror were amending the Offer by increasing the Offer price to $13.50 net per Share in cash (the ‘‘Amended and Restated Offer’’) from the $13.35 per Share price contained in Amendment No. 12 to the Schedule TO filed by Steel Partners and the Offeror with the SEC on February 5, 2007. On March 2, 2007, Steel Partners and the Offeror filed an amended and restated Offer to Purchase (as amended, the ‘‘Offer to Purchase’’) as Exhibit (a)(1)(viii) to Amendment No. 15 to the Schedule TO. According to the Offer to Purchase, the Amended and Restated Offer is subject to the terms and conditions set forth in Section 14 of the Offer to Purchase.

The Amended and Restated Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following consummation of the Amended and Restated Offer and subject to the other conditions contained in the Merger Agreement, including, if required by law, obtaining the necessary vote of the Company’s stockholders in favor of the Merger Agreement, the Offeror will be merged with and into the Company (the ‘‘Merger’’) and each outstanding Share not tendered into the Amended and Restated Offer (other than Shares held by the Company, Steel Partners, the Offeror or stockholders properly perfecting appraisal rights under Delaware law) will be converted into the right to receive $13.50 in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation. Pursuant to the Merger Agreement, the Amended and Restated Offer will remain open until March 16, 2007 and may be extended (i) in increments of not more than five business days each, for up to an aggregate of 20 business days if at any scheduled expiration of the Offer, any of the conditions to BZ Acquisition Corp.’s obligation to accept the Shares for payment is not satisfied, (ii) for any period required by an SEC rule, regulation or interpretation, or (iii) for up to 20 business days if at any scheduled expiration of the Offer, the number of Shares validly tendered and not withdrawn, together with the Shares then owned by Steel Partners and its affiliates, represents more than 50% but less than 90% of the Shares outstanding. Steel Partners may also, in lieu of extending the Offer according to clause (iii) above, make available a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’) of not less than ten business days nor more than 20 business days.

The Board has declared a quarterly cash dividend of $0.10 per Share which will be payable to the stockholders of the Company of record on the close of business on March 5, 2007. The dividend will be paid to stockholders on March 30, 2007, even to those stockholders who tender their Shares prior to March 5, 2007.’’

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

The Statement is hereby amended to delete the first paragraph of Item 3 and replace it in its entirety with the following paragraph:

‘‘Except as described in the Statement, including the Annexes to the Statement, and in the Information Statement pursuant to Section 14(f) of the Exchange Act, as amended, and Rule 14f-1 thereunder, attached hereto as Exhibit (e)(7) to the Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the executive officers, directors or affiliates of the Company or (ii) Steel Partners, the Offeror or their respective executive officers, directors or affiliates, on the other hand.’’

(a)    Arrangements with Executive Officers and Directors of the Company.

The Statement is hereby further amended and supplemented to delete the second paragraph of Item 3(a) and replace it in its entirety with the following paragraph:

‘‘Cash Consideration Payable Pursuant to the Offer.    Pursuant to the Tender and Support Agreement, the Company’s directors and executive officers have agreed to tender any Shares they own for purchase pursuant to the Offer, and will thereby receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 23, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 659,125 Shares (including restricted stock, but excluding stock options), representing approximately 9.0% of the Company’s outstanding Shares. If those Shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of approximately $8.9 million in cash.’’

The Statement is hereby further amended and supplemented to include the following paragraph after the sixth paragraph in Item 3(a):

‘‘Amendment to Employment Agreement.    On February 23, 2007, with the approval of the Board, the Company amended the Employment Agreement of Mr. Luke Fichthorn (the ‘‘Employment Agreement Amendment’’) to enable Mr. Fichthorn to terminate his Employment Agreement within six months following a Change of Control and receive severance payments in accordance with clause 8(d) of his Employment Agreement. Further information about the Employment Agreement Amendment is included in the exhibits hereto and incorporated herein by reference.’’

The Statement is hereby further amended and supplemented to include the following paragraph after the twelfth paragraph in Item 3(a):

‘‘Option Holder Bonuses.    On February 23, 2007, the Board approved the payment of certain bonuses (the ‘‘Bonuses’’) to officers, directors and employees of the Company (the ‘‘Payees’’) as of the close of business on March 5, 2007 (the ‘‘Determination Date’’) who own any unexercised options to purchase stock of the Company as of the close of business on the Determination Date, whether or not such options are then vested or exercisable. Each Bonus will be equal to the product of $0.10 and the number of unexercised options held by such Payee as of the close of business on the Determination Date and are to be paid immediately prior to the consummation of the Amended and Restated Offer. The Company’s obligation to pay Bonuses shall terminate on the earlier of (i) the full payment of all such Bonuses; (ii) the termination of the Merger Agreement; and (iii) the termination of the Offer.’’

The Statement is hereby further amended and supplemented to include the following two paragraphs after the penultimate paragraph in Item 3(a):

‘‘Immediately prior to the consummation of the Offer, each director or officer of the Company who holds an outstanding option to purchase Shares will be entitled to receive from the Company the net amount of (A) the product of (i) the excess, if any, of the Offer price over the exercise price per share of the outstanding options to purchase Shares immediately prior to the consummation of the Offer, multiplied by (ii) the number of outstanding options, less (B) any applicable withholding for taxes. If the exercise price per Share of any outstanding option equals or exceeds $13.50, no payment shall be made. Information on the outstanding options held by the Company’s directors and executive officers is set forth in the Information Statement included herewith.

Immediately prior to consummation of the Offer, all rights under any outstanding option referred to immediately above or any other outstanding option shall be cancelled. The Company will use reasonable efforts to ensure that, immediately prior to consummation of the Offer, no person shall have any right with respect to any outstanding or other option.’’

The Statement is hereby further amended and supplemented to include the following paragraphs and paragraph heading immediately before the Item 3(b):

‘‘The Merger Agreement requires the Certificate of Incorporation and Bylaws of the corporation surviving the Merger (the ‘‘Surviving Corporation’’) to contain provisions no less favorable with respect to indemnification than are set forth in the Certificate of Incorporation and Bylaws, respectively, of the Company. These provisions may not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any of its subsidiaries. The Merger Agreement provides that, after the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director and officer of the Company and each of its subsidiaries (collectively, the ‘‘Indemnified Parties’’) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission, in his or her capacity as an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries, occurring at or before the Effective Time, to the same extent as provided in the Certificate of Incorporation or Bylaws of the Company. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel must be reasonably satisfactory to the Surviving Corporation, promptly after statements therefore are received (provided the applicable Indemnified Party provides an undertaking to repay all advanced expenses if it is finally judicially determined that such Indemnified Party is not entitled to indemnification) and (ii) the Surviving Corporation will cooperate in the defense of any such matter. However, the Surviving Corporation will not be liable for any settlement effected without its prior written consent (which consent may not be unreasonably withheld or delayed). In addition, the Surviving Corporation will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single action except to the extent that two or more of such Indemnified Parties have conflicting interests in the outcome of such action. Further, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim will continue until the disposition of such claim.

Under the terms of the Merger Agreement, the Company will purchase at or prior to the consummation of the Offer tail policies to the Company’s current directors’ and officers’ liability insurance, which tail policies (i) will be effective for six years after closing of the transactions contemplated under the Merger Agreement with respect to the persons who are currently covered by the Company’s directors’ and officers’ liability insurance and (ii) will contain terms with respect to coverage and amounts no less favorable than those of such policies in effect on the date of the Merger Agreement.

Acceleration of Restricted Stock. Under the terms of the Merger Agreement, the Company must take all actions necessary to cause all shares of restricted stock of the Company to become fully vested immediately prior to the consummation of the Offer and will make all required withholdings in connection therewith under applicable tax laws. These Shares may be tendered in the Offer. The following sets forth the names of directors, officers and employees holding restricted stock and the numbers of restricted stock held by each: Luke E. Fichthorn (42,000); Larry D. Smith (17,000); Kenneth L. Bayne (20,000); Lawrence C. Maingot (13,500); Elmer G. Pruim (21,000); Robert M. Carini (21,000); Brian E. Turner (20,000); Morgan Ebin (5,000); Ron Hopkins (5,000); Mike Smith (3,000); and Ron Studd (3,000).’’

(b)    Transactions with Steel Partners and the Offeror.

The Statement is hereby amended and supplemented to include the following paragraphs at the end of Item 3(b):

‘‘On February 23, 2007, the Company, Steel Partners and the Offeror executed and delivered the Merger Agreement. A summary of the Merger Agreement is contained in Section 13 of the Offer to Purchase, which is filed as Exhibit (a)(1)(viii) to Amendment No. 15 to the Schedule TO and which is being mailed to stockholders together with this Statement. Such summary is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(6) to the Statement and is incorporated herein by reference.

On February 23, 2007, Steel Partners and the directors and all of the senior executive officers of the Company executed and delivered the Tender and Support Agreement. A summary of the Tender and Support Agreement is contained in Section 13 of the Offer to Purchase, which is filed as Exhibit (a)(1)(viii) to Amendment No. 15 to the Schedule TO and which is being mailed to stockholders together with this Statement. Such summary is qualified in its entirety by reference to the Tender and Support Agreement. A copy of the Tender and Support Agreement is filed as Exhibit (e)(9) to the Statement and is incorporated herein by reference.

On February 23, 2007, BZ Acquisition Corp. and Steel Partners executed and delivered a consent letter regarding Mr. Fichthorn’s Severance Benefits. The letter provides for the funding of Mr. Fichthorn’s severance payment through a rabbi trust to be set up by the Company before the close of the Offer. A copy of the letter is filed as Exhibit (e)(11) to the Statement and is incorporated herein by reference.

On February 23, 2007, the Company and Mr. Fichthorn executed and delivered the Waiver Agreement. Pursuant to the Waiver Agreement, Mr. Fichthorn waives (i) his right to receive the $0.10 bonus for his unexercised options to purchase stock of the Company and (ii) his right to receive from the Company the portion of the gross up payment that relates to the interest on the deferred severance payments, in the event that the severance payments would cause him to be subject to excise tax. Furthermore, the Waiver Agreement sets the interest rate applicable to the deferred severance payments to 120% of the short-term Applicable Federal Rate, compounded semi-annually, in effect for the month of February 2007. A copy of the Waiver Agreement is filed as Exhibit (e)(12) to the Statement and is incorporated herein by reference.’’

Item 4.    The Solicitation or Recommendation.

(a)    Solicitation or Recommendation.

The Statement is hereby amended to include the following paragraphs at the end of Item 4(a):

‘‘The Board of Directors, after careful consideration, including a thorough review of the Amended and Restated Offer with its financial and legal advisers, at a meeting duly held on February 22, 2007, has unanimously (i) determined that the terms of the Amended and Restated Offer, the Merger and the Merger Agreement are advisable to the Company’s stockholders, (ii) recommended that the Company’s stockholders accept the Offer and tender their Shares of stock pursuant to the Offer, (iii) approved, adopted and authorized and to the extent necessary, ratified and confirmed the Merger Agreement, (iv) approved, adopted and authorized and to extent necessary ratified and confirmed the amendment to the Rights Agreement as described under Item 8 below, (v) approved, adopted and authorized and to the extent necessary ratified and confirmed the amendment to Mr. Fichthorn’s Employment Agreement and each of the payments contemplated under the Employment Agreement and (vi) resolved that the restriction potentially prohibiting the Offeror or any of its affiliates from engaging in any business combination with the Company pursuant to Section 203 of the DGCL is inapplicable to (x) the Merger Agreement, the Offer, Merger and the other transactions contemplated thereby and (y) the Tender and Support Agreement.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE AMENDED AND RESTATED OFFER, TENDER THEIR SHARES AND, IF REQUIRED BY APPLICABLE DELAWARE LAW, APPROVE THE MERGER AGREEMENT. In reaching its conclusion and making its recommendation, the Board of Directors identified a number of factors including, but not limited to, the factors described in clause (c) below.

A press release relating to the Board’s recommendation to accept the Amended and Restated Offer, a letter to the Company’s stockholders communicating the recommendation of the Board of Directors and a letter to the Company’s employees are filed as Exhibits a(21), a(22) and a(23) hereto, respectively, and are incorporated by reference herein.’’

(b)    Background of the Offer.

The Statement is hereby amended to replace the final paragraph of Item 4(b) with the following paragraphs:

‘‘On February 2, 2007, Steel Partners issued a press release announcing its intention to increase the Offer price from $12.00 per Share to $13.35 per Share in cash.

Later in the day on February 2, 2007, the Company issued a press release urging its stockholders not to tender any shares to Steel Partners, pending the Board’s recommendation and not to sign or return Steel Partners’ gold consent card until the Board has had ample time to thoroughly review the Offer and make its recommendation.

On February 3, 2007, the Board of Directors of the Company held a telephonic meeting to discuss the Revised Offer. The Board reviewed the terms and conditions of the Revised Offer and made a preliminary determination that the Revised Offer price of $13.35 per Share was inadequate and not in the best interests of the Company’s stockholders (other than Steel Partners and its affiliates). The Board authorized Mr. Fichthorn to approach Steel Partners to determine if Steel Partners would be willing to increase the Revised Offer to a level that fully reflects the value of the Company.

On February 4, 2007, Mr. Lichtenstein had a telephone conversation with Mr. Fichthorn regarding the Revised Offer.

On February 5, 2007, representatives of Steel Partners II delivered a presentation to Institutional Shareholder Services relating to the Consent Solicitation.

On February 6, 2007, Mr. Fichthorn contacted Warren Lichtenstein of Steel Partners to discuss the possibility of reaching an agreement as to an increase in the price of the Revised Offer. Mr. Fichthorn and Mr. Lichtenstein determined to explore whether Steel Partners and the Company could reach an agreement regarding a transaction at a potential price of $13.65 per Share in cash, subject to Steel Partners conducting certain additional due diligence.

Between February 8, 2007 and February 21, 2007, Steel Partners II requested, received from the Company and reviewed additional due diligence information. In addition, during this period, Debevoise delivered to Steel Partners II’s counsel (1) a proposed amendment to Mr. Fichthorn’s employment agreement, entitling Mr. Fichthorn to receive the severance payments provided in his original employment agreement if he terminates his employment for any reason within six months following a change of control of the Company, and (2) the terms of a proposed one-time bonus to all officers, directors and employees of the Company who own unexercised stock options as of the close of business on March 5, 2007 (the record date for the Dividend), whether or not such options are currently exercisable or vested. During this time, the parties and their respective counsel discussed the terms and timing of Mr. Fichthorn’s severance payments as a result of the proposed transaction, and Mr. Fichthorn agreed to waive the $0.10 per Share bonus on his unexercised stock options, as well as any gross-up payments related to interest on certain deferred severance payments. On February 8, 2007, Steel Partners II’s counsel delivered to the Company’s counsel a draft of a proposed merger agreement providing for a negotiated transaction between the parties. Steel Partners II’s and the Company’s respective counsel exchanged several drafts of the merger agreement and negotiated its terms between February 8, 2007 and February 22, 2007.

Also on February 8, 2007, Steel Partners II’s environmental consultant visited the Company’s Kasco plant located in St. Louis, Missouri.

On February 10, 2007, representatives of Steel Partners II toured the Company’s Arlon Coated Materials facility located in San Antonio, Texas.

On February 13, 2007, Steel Partners II’s counsel delivered to the Company’s counsel a draft of a proposed tender and support agreement pursuant to which, among other things, all of the members of the Company Board and certain of the Company’ senior executive officers would agree to tender their Shares in the Offer and grant Steel Partners II an irrevocable proxy to vote their Shares in favor of the Merger Agreement and the Merger. Steel Partners II’s and the Company’s respective counsel exchanged several drafts of this agreement and negotiated its terms between February 13, 2007 and February 22, 2007.

On February 14, 2007, representatives of Steel Partners II participated in a conference call with representatives of the Company and Grant Thornton LLP, the Company’s independent public accountants, to discuss the status of the Company’s 2006 audit.

Also on February 14, 2007, the Company’s counsel advised Steel Partners II’s counsel that, at a meeting of the Company Board held on that date, the Company Board had approved the parameters of a transaction with Steel Partners II, although the terms of the transaction, including the price, had not yet been finalized and remained subject to confirmatory due diligence on the part of Steel Partners II. The parties’ respective counsel discussed that, in the event that the parties did not reach a definitive agreement by the following day, the Company was required to file an amendment to its Schedule 14D-9 by February 15, 2007 stating the Company Board’s position with respect to the Revised Offer.

On February 15, 2007, a representative of Steel Partners II informed Mr. Fichthorn that, based on the results of its due diligence to that point and its growing concerns over the Company’s ability to achieve its projected financial results for 2007, Steel Partners II was not prepared to proceed with a negotiated transaction at a price of $13.65 per Share in cash and that Steel Partners II required additional access to Company information and employees, including the managers of each of the Company’s Arlon Coated Materials, Arlon Electronic Materials and Kasco segments, in order to finalize the terms of a negotiated transaction.

On February 15, 2007, the Board of Directors held a telephonic meeting to discuss the $13.35 Offer price and the status of negotiations with respect to a potential transaction. Because the Company and Steel Partners had not yet reached a definitive agreement with respect to a transaction and Debevoise advised the Board that it was required to make a recommendation as to the $13.35 Offer price not later than February 15, 2007, the Board carefully considered the $13.35 Offer price and determined to recommend that the Company’s stockholders not tender their shares at 13.35 per share.

On February 15, 2007, the Company filed with the SEC an amendment to its Schedule 14D-9 announcing that the Company Board had determined that the Revised Offer is inadequate and not in the best interests of the Company’s stockholders (other than Steel Partners II and its affiliates) and recommended that the Company’s stockholders reject the Revised Offer and not tender their Shares.

Between February 15, 2007 and February 16, 2007, a representative of Steel Partners II held telephone conversations with each of the Company’s three segment managers primarily focused on the Company’s ability to meet its projected operating results for 2007.

On February 21, 2007, a representative of Steel Partners II informed Mr. Fichthorn that, based on the results of Steel Partners II’s due diligence and its concerns that the Company would not be able to achieve its projected financial results for 2007, Steel Partners II was willing to proceed with a negotiated transaction, based on the transaction documents that had been negotiated by the parties’ respective counsel, at a price of $13.50 per Share in cash (or $13.60, when considered together with the first quarter dividend of $0.10). Mr. Fichthorn said that he would present these terms to the Company Board at its meeting the next day.

On February 22, 2007, the Board held a telephonic meeting to discuss the Amended and Restated Offer, the Merger and the Merger Agreement. Representatives of Debevoise reviewed with the Board the terms and conditions of the Amended and Restated Offer, the Merger and the Merger Agreement and the directors’ fiduciary duties, and representatives of Lazard reviewed with the Board the financial terms of the Amended and Restated Offer and reviewed and discussed various financial analyses. Lazard made a presentation to the Board regarding the $13.50 per Share Amended and Restated Offer, including certain valuation considerations related to the Amended and Restated Offer. Lazard provided to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of February 23, 2007, and subject to the qualifications and limitations set forth in the written opinion, a copy of which is filed as Exhibit e(13) hereto, the Offer price to be paid to the holders of the common stock (other than Steel Partners and its affiliates or, if applicable, holders of Shares as to which dissenter’s rights have been perfected) in the Amended and Restated Offer and the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. Following this review and discussion by the Board of numerous relevant factors, the Board unanimously made the determination and recommendation described in Item 4(a) of the Statement; and

As of February 23, 2007, the respective parties to the Merger Agreement and the Tender and Support Agreement executed those agreements, and Steel Partners and the Company issued a joint press release announcing the signing of the Merger Agreement and the increase in the Offer price to $13.50 per Share in cash. Steel Partners also issued a separate press release announcing the signing of the Merger Agreement and the extension of the expiration date of the Amended and Restated Offer to 5:00 p.m., New York City time, on March 16, 2007. In addition, Steel Partners terminated and withdrew the Consent Solicitation as of February 23, 2007.’’

(c)    Reasons for the Recommendation.

The Statement is hereby amended to include the following paragraphs at the end of Item 4(c):

‘‘In reaching the conclusion that the Amended and Restated Offer, the Merger and the Merger Agreement are advisable to the Company’s stockholders, and in making the recommendation set forth above, the Board of Directors consulted with management of the Company and its financial and legal advisers, and took into account numerous other factors, including, but not limited to, the following:

•	The Board’s familiarity with the business, assets, financial condition, results of operations and current business strategy and future prospects of the Company, and the nature of the industries in which the Company operates;

•	The Board’s belief that $13.50 per Share in cash (the ‘‘Amended and Restated Offer Price’’) provides value to the Company’s stockholders that reflects the long-term value inherent in the Company;

•	The fact that the Amended and Restated Offer Price and first quarter dividend, taken together, represent a premium of approximately 37% over the closing price for the Company common stock on June 15, 2006, the last trading day before the public announcement of Steel Partners’ intention to commence the Offer;

•	The fact that the actions of the Board and management have caused Steel Partners to twice increase its Offer price from $12.00 per Share in cash $13.50 per Share in cash (an increase of over 12%);

•	The fact that the Company’s declared first quarter cash dividend of $0.10 per Share will be payable to shareholders of record as of the Determination Date and shareholders of record on such date will remain entitled to receive the dividend, in addition to the $13.50 Offer price, even if those shareholders tender their Shares prior to that date;

•	The Board’s ability, under the ‘‘fiduciary out’’ provisions of the Merger Agreement, to consider an unsolicited superior offer and, in certain circumstances, to terminate the Merger Agreement to accept such an offer upon payment of a reasonable termination fee;

•	The fact that the cash consideration in the Amended and Restated Offer and Merger, although taxable, would provide short-term liquidity for all stockholders;

•	The fact that the Merger Agreement provides for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per Share cash price, thereby enabling the Company’s stockholders to obtain the benefits of the transaction at the earliest possible time;

•	The right of stockholders of the Company who have not tendered their Shares into the Amended and Restated Offer to seek to have an appraisal of the fair value of their Shares pursuant to the DGCL in connection with the Merger;

•	The results of solicitations by Lazard of other parties most likely to be potentially interested in an acquisition of the Company, which solicitations did not result in any other viable alternatives for the Company;

•	The lack of any financing contingency in the Merger Agreement;

•	The fact that Steel Partner’s obligations to consummate the Amended and Restated Offer and the Merger are subject to a limited number of conditions, which the Board determined were customary and not onerous; and

•	The presentation of, and the Board’s discussions with, Lazard at a meeting of the Board held on February 22, 2007 with respect to the Company, Steel Partners and the financial terms and conditions of the Amended and Restated Offer and the Merger. Lazard’s presentation included detailed analyses, including, among others, a discounted cash flow analysis assuming the Company remained independent, a multiples sum of the parts analysis calculating a total enterprise value by valuing each division based on transaction multiples comparable to each division, and a comparable companies analysis utilizing valuation multiples, with the permission of the Board, of companies that Lazard believes are generally comparable to portions of the Company’s business. Lazard delivered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of February 23, 2007, the $13.50 per Share cash consideration to be paid to the holders of the common stock (other than Steel Partners and its affiliates or, if applicable, holders of Shares as to which dissenter’s rights have been perfected) in the Amended and Restated Offer and the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of Lazard’s written opinion, dated February 23, 2007, which describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached as Exhibit e(13) hereto and is incorporated herein by reference. Lazard’s opinion was delivered for the benefit of the Board for its information in its evaluation of the $13.50 per Share cash consideration payable in the Amended and Restated Offer and the Merger, relates only to the fairness of such cash consideration from a financial point of view and does not address any other aspect of the Amended and Restated Offer, the

Merger or any related transaction. Lazard’s opinion also does not address the underlying business decision of the Company to enter into the Merger Agreement, the relative merits of the Amended and Restated Offer and the Merger as compared to any alternative business strategy that might exist for the Company or the effect of any other transaction in which the Company might engage. Lazard’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender any Shares pursuant to the Amended and Restated Offer or whether such stockholder, if necessary, should vote to adopt and approve the Merger Agreement or the Merger.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Amended and Restated Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board’s determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board were aware of the interests of certain officers and directors of the Company as described under Item 3 above.’’

(e)    Intent to Tender.

The Statement is hereby amended to replace the sentence under Item 4(e) in its entirety with the following paragraph:

‘‘On February 23, 2007, Steel Partners entered into the Tender and Support Agreement with the directors (Luke E. Fichthorn III, Gerald L. DeGood, Charles T. Foley, James A. Wolf and William F. Yelverton) and all of the senior executive officers (Kenneth L. Bayne, Lawrence C. Maingot and Larry D. Smith) of the Company. Pursuant to the Tender and Support Agreement, each of the individual signatories agrees to tender the Shares owned by him in the Offer and to vote his Shares in favor of the Merger.

‘‘To the Company’s knowledge, each of the Company’s executive officers, directors, affiliates and subsidiaries currently intends to sell or tender Shares held of record or beneficially by such person for purchase pursuant to the Amended and Restated Offer, pursuant to the Tender and Support Agreement or otherwise. Pursuant to the Merger Agreement, each individual option to purchase Company common stock held by such individuals will be cancelled immediately prior to the consummation of the Offer and converted into the right to receive cash consideration equal to the difference between $13.50 and the exercise price of such option. Moreover, all officers, directors and employees of the Company as of the close of business on the Determination Date who own any unexercised options to purchase stock of the Company as of the close of business on the Determination Date, whether or not such option is then vested or exercisable, will receive a bonus payment of $0.10 per option held.’’

Item 5.    Persons/ Assets, Retained, Employed, Compensated or Used.

The Statement is hereby amended to add the following paragraphs following the final paragraph of Item 5:

‘‘Under the terms of an engagement letter with Lazard, dated as of June 22, 2006, the Company agreed to pay to Lazard a fee for its financial advisory services consisting of the following:

(1)	a retainer fee of $50,000 upon execution of the engagement letter and additional monthly retainers of $100,000 per month payable upon July 1, 2006 and the 1st of each month thereafter during Lazard’s engagement, with a minimum payable in the amount of $250,000 and any such amounts payable to be credited against any fee payable pursuant to paragraph (3) below;

(2)	a fee of $1 million payable on the earliest of (i) the date on which Lazard rendered an opinion to the Company and (ii) the date on which Lazard delivered to the Board its views with respect to the consideration proposed to be paid in connection with any transaction or series of transactions involving the direct or indirect sale of the Company, or a significant interest in a portion of the Company, to Steel Partners or another corporation or other business entity in the form of a merger or a sale of assets or equity securities or other interests, with any amounts payable to be credited against any fee payable pursuant to paragraph (3) below;

(3)	a fee of $1.5 million payable (without duplication) upon earliest of the date of (i) withdrawal of Steel Partner’s unsolicited offer to purchase all of the issued and outstanding common stock of the Company and (ii) the consummation of any transaction described under paragraph (2)(ii) above; and

(4)	a fee to be mutually agreed in good faith between the Company and Lazard in the event the Company pursues any transaction other than a transaction described under paragraph (2)(ii) above and retains Lazard as an investment banker, subject to Lazard’s agreement to so act, which fee will appropriately compensate Lazard in the light of the magnitude and complexity of each such transaction and the fees customarily paid to investment bankers of similar standing for similar transactions.

The Company also agreed to reimburse Lazard for all reasonable expenses, including the fees of outside counsel and other professional advisors, and to indemnify Lazard and certain related parties from and against certain liabilities related to, arising out of or in connection with the engagement. Pursuant to an amendment to the engagement letter, dated as of February 9, 2007, the Company further agreed to pay Lazard an additional fee of $250,000 if Lazard delivered an opinion to the Company upon the Company’s request and a transaction is consummated.’’

Item 7.    Purposes of the Transaction and Plans or Proposals.

The information disclosed above under Items 3 and 4 is hereby incorporated by reference into Item 7.

Item 8.    Additional Information.

The Statement is hereby amended to add the following paragraph after the ninth paragraph of Item 8:

‘‘Amendment to Rights Agreement. On February 23, 2007, in connection with the execution of the Merger Agreement, the Company entered into an amendment to the Rights Agreement (the ‘‘Rights Agreement Amendment’’). The Rights Agreement Amendment provides that neither the execution and delivery of the Merger Agreement or the Tender and Support Agreement, nor the consummation of the transactions contemplated thereby, including, without limitation, the Merger and the Amended and Restated Offer, so long as the Amended and Restated Offer is consummated in accordance with the terms of the Merger Agreement, will result in (i) Steel Partners, the Offeror or any of their respective affiliates becoming an Acquiring Person or (ii) the occurrence of (A) a Distribution Date, (B) the Stock Acquisition Time, (C) a Section 11(a)(ii) Event or (D) a Section 13 Event, in each case as such terms are defined in the Rights Agreement.’’

The Statement is hereby further amended to delete the sixth paragraph of Item 8 in its entirety and replace it with the following paragraph:

‘‘At the February 22, 2007 Board meeting, the Board adopted a resolution approving, adopting and authorizing the Merger Agreement and resolving that the restriction against the Offeror or any of its affiliates and the Company engaging in any business combination as set forth in Section 203 of the DGCL is inapplicable to (i) the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby and (ii) the Tender and Support Agreement.’’

Item 9.    Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
a(24)	Letter to Stockholders of Bairnco Corporation, dated March 2, 2007, from Luke E. Fichthorn III, Chairman and Chief Executive Officer of Bairnco Corporation.
e(6)	Agreement and Plan of Merger, dated as of February 23, 2007, among Bairnco Corporation, Steel Partners II, L.P. and BZ Acquisition Corp. (incorporated by reference to Exhibit 99.DIII to Schedule TO of BZ Acquisition Corp. filed with the SEC on February 23, 2007)
e(7)	Amendment to Employment Agreement, dated February 23, 2007, between Bairnco Corporation and Luke E. Fichthorn III.
e(8)	Tender and Support Agreement dated February 23, 2007 between Steel Partners II L.P. and the parties listed on Annex 1 thereto (incorporated by reference to Exhibit 99.DIV to Schedule TO of BZ Acquisition Corp. filed with the SEC on February 23, 2007).
e(9)	Amendment to the Rights Agreement dated February 23, 2007 between the Company and Computershare Investor Services LLC.
e(10)	Consent Letter dated February 22, 2007, between BZ Acquisition Corp. and Steel Partners II L.P.
e(11)	Waiver Agreement dated February 23, 2007, between the Company and Luke Fichthorn.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Kenneth L. Bayne
Name: Kenneth L. Bayne Title: Vice President, Finance and CFO

Dated: March 2, 2007

February 23, 2007

Board of Directors
Bairnco Corporation
300 Primera Boulevard
Lake Mary, FL 37246

Members of the Board of Directors:

We understand that Bairnco Corporation (the ‘‘Company’’), Steel Partners II, L.P. (the ‘‘Purchaser’’) and BZ Acquisition Corp. (‘‘Merger Sub’’), a direct wholly owned subsidiary of the Purchaser, intend to enter into an Agreement and Plan of Merger, dated as of February 23, 2007 (the ‘‘Agreement’’), pursuant to which the Purchaser will amend its tender offer (the ‘‘Offer’’) to purchase, through Merger Sub, all shares of the issued and outstanding common stock, par value $0.01 per share (the ‘‘Common Stock’’), and the associated preferred stock purchase rights (the ‘‘Rights’’ and, together with the Common Stock, the ‘‘Shares’’) of the Company at a price to be paid per Share of $13.50 (the ‘‘Offer Price’’), net to the holders (other than the Purchaser, Merger Sub and their respective affiliates) of the Shares in cash, without interest thereon. Pursuant to the Agreement, following completion of the Offer, Merger Sub will merge with and into the Company (the ‘‘Merger’’) with the Company surviving the Merger as a wholly owned subsidiary of the Purchaser, and each remaining issued and outstanding Share (other than Shares held in treasury or held by the Purchaser or Merger Sub or, if applicable, as to which dissenter’s rights have been perfected) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement.

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the holders of the Common Stock (other than the Purchaser, Merger Sub or their respective affiliates or, if applicable, holders of Shares as to which dissenter’s rights have been perfected) of the Offer Price to be paid to such holders pursuant to the Agreement.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions contained in the latest draft of the Agreement provided to us by the Company or its counsel as of February 23, 2007 (the ‘‘Draft Agreement’’);

(ii)	Reviewed the Schedule TO, as amended, filed by the Purchaser and Merger Sub, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended;

(iii)	Analyzed certain historical business and financial information relating to the Company;

(iv)	Reviewed various financial forecasts and other data provided to us by the Company relating to its business;

(v)	Held discussions with members of senior management of the Company with respect to the business and prospects of the Company and the strategic objectives of the Company;

(vi)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company;

(vii)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of the Company;

(viii)	Reviewed the historical stock prices and trading volumes of the Common Stock; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company as to the future financial performance and results of operations of the Company and, with your consent, we have considered sensitivities thereto. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Our opinion is necessarily based upon economic, market, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. Further, the nature of the Company’s lines of business are such that we do not believe there are any directly comparable companies or transactions to the Company taken as a whole; however, with your permission, for purposes of our analysis we have analyzed certain companies and transactions that we believe are generally comparable to portions of the Company’s business. Furthermore, our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative business transaction, or other alternatives, whether or not such alternatives could be achieved. We assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to any tax or other consequences that might result from the transactions contemplated by the Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. In addition, this opinion does not in any manner address the prices at which the Common Stock will actually trade at any time.

In rendering our opinion, we have assumed that the Agreement will not vary from the form of the Draft Agreement reviewed by us in any manner that is material to our opinion, and the Offer and the Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company. We have also assumed that, if applicable, obtaining the necessary governmental, regulatory and third party approvals for the Offer and the Merger will not have an adverse effect on the Company. We note that the Board of Directors of the Company has conducted a comprehensive sale process and that, other than the transactions contemplated by the Agreement, did not receive any proposal for acquiring the entire Company.

We are acting as financial advisor to the Company in connection with and for the purpose of its evaluation of the Offer and the Merger and will receive a fee from the Company for our services, a substantial portion of which is payable whether or not the Offer and the Merger are consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in larger part by managing directors of Lazard) may actively trade the Common Stock and other securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company. It is understood that other than its inclusion in its entirety in material that may be provided to the stockholders of the Company and filed with the Securities Exchange Commission, this letter may not be used for any other purpose or disclosed without our prior written consent. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer or whether such stockholder, if necessary, should vote to adopt and approve the Agreement or the Merger.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be paid to the holders of the Common Stock (other than the Purchaser, Merger Sub or their respective affiliates or, if applicable, holders of Shares as to which dissenter’s rights have been perfected) in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
LAZARD FRERES & CO. LLC
By:	/s/ James L. Kempner
James L. Kempner Managing Director

Bairnco Corporation
300 Primera Blvd.
Lake Mary, FL 32746

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about March 2, 2007 with Amendment No. 18 to the Solicitation/Recommendation Statement on Schedule 14D-9 of Bairnco Corporation (the ‘‘Company’’). You are receiving this Information Statement in connection with the possible election of persons designated by Steel Partners II, L.P. (‘‘Steel Partners’’) to a majority of the seats on the Board of Directors of the Company (the ‘‘Board’’). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

BZ Acquisition Corp. (the ‘‘Offeror’’), a wholly-owned subsidiary of Steel Partners, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the ‘‘Shares’’), of the Company, for $13.50 net per Share in cash (the ‘‘Offer’’), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of February 23, 2007 (the ‘‘Merger Agreement’’), by and among the Company, Steel Partners and the Offeror. The consummation of the Offer would result in a change of control of the Company. Following the consummation of the Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the ‘‘Merger’’) and each Share not tendered (other than shares held by the Company, Offeror, Steel Partners or stockholders properly perfecting appraisal rights under Delaware law) will be converted into the right to receive $13.50 in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation.

The information contained in this Information Statement concerning Steel Partners and the Offeror has been furnished to the Company by Steel Partners and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

BOARD OF DIRECTORS

General

The Shares are the only class of voting stock of the Company outstanding and the holders of the Shares are entitled to one vote per Share. As of December 31, 2006, there were 7,291,853 Shares issued and outstanding. The Board currently consists of five members, and there are currently no vacancies; the size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described below. Each director of the Company holds office until the next annual meeting or until his successor has been elected and qualified.

Right to Designate Directors

The Merger Agreement provides that immediately upon the Offeror’s purchase in the Offer of Shares which, together with Shares then owned by Steel Partners, the Offeror or any affiliates, represents at least a majority of the total number of Shares outstanding on a fully-diluted basis, Steel Partners shall be entitled, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares purchased bears to the total number of Shares then outstanding, but in no event less than a majority of the number of directors (the ‘‘Steel Partners Designees’’). Subject to applicable law, the Company shall enable the Steel Partners Designees to be elected to the Board.

The Steel Partners Designees

Steel Partners has informed the Company that the Steel Partners Designees will be those individuals listed below. The following information sets forth the name, age, present principal occupation and employment and material occupations, positions, offices or employments for the past five years of each of the Steel Partners Designees. The business address for each of the individuals listed below is c/o Steel Partners II, L.P., 590 Madison Avenue, New York, NY 10022. Each of the Steel Partners Designees is a citizen of the United States of America.

Names and Ages of Designees	Data Pertaining to Designees
Jack L. Howard (45)	Mr. Howard is Co-Founder of Steel Partners II, L.P. Mr. Howard co-founded Steel Partners II, L.P. in 1993. He has been a registered principal of Mutual Securities, Inc., a NASD registered broker-dealer since 1989. He has served as Vice Chairman of Steel Partners, Ltd., a management and advisory company that provides management services to Steel Partners II, L.P. and its affiliates, since December 2003. Mr. Howard has served as Chairman of the Board of WebFinancial Corporation, a consumer and commercial lender, since June 2005, as a director of WebFinancial since 1996 and as its Vice President since 1997. From 1997 to May 2000, he also served as Secretary, Treasurer and Chief Financial Officer of WebFinancial. He has served as Chairman of the Board and Chief Executive Officer of Gateway Industries, Inc., a provider of database development and web site design and development services, since February 2004, as Vice President of Gateway since December 2001. He has been a director of WHX Corporation, a holding company, since July 2005. He has been a director of CoSine Communications, Inc., a holding company, since July 2005. He has been a director of BNS Holding, Inc., a holding company that owns the majority of Collins Industries, Inc., a manufacturer of school buses, ambulances and terminal trucks, since June 2004. From 1984 to 1989, Mr. Howard was with First Affiliated Securities, a NASD broker dealer. Mr. Howard graduated from the University of Oregon with a B.A. in Finance. He currently holds the securities licenses of Series 7, Series 24, Series 55 and Series 63.

Names and Ages of Designees	Data Pertaining to Designees
Glen M. Kassan (63)	Mr. Kassan is an Operating Partner of Steel Partners, Ltd. Mr. Kassan has been an Operating Partner of Steel Partners, Ltd., a management and advisory company that provides management services to Steel Partners II, L.P. and its affiliates, and its predecessor since August 1999 and as an Operating Partner of its predecessor from October 1999 to May 2001. He has served as the Vice President, Chief Financial Officer and Secretary of WebFinancial Corporation, a consumer and commercial lender, since June 2000. He has served as a director of SL Industries, Inc., a designer and manufacturer of power electronics, power motion equipment, power protection equipment, and teleprotection and specialized communication equipment, since January 2002, its Vice Chairman since August 2005 and served as its President from February 2002 to August 2005. Mr. Kassan has served as a director of WHX Corporation, a holding company, since July 2005 and as its Vice Chairman, Chief Executive Officer and Secretary since October 2005. He has served as a director of United Industrial Corporation, a company principally focused on the design, production and support of defense systems and a manufacturer of combustion equipment for biomass and refuse fuels, since October 2002. Mr. Kassan served as Vice President, Chief Financial Officer and Secretary of Gateway Industries, Inc., a provider of database development and website design and development services, from June 2000 to April 2002. In 1994, Mr. Kassan co-founded and became Vice Chairman and Chief Financial Officer of Long Term Care Services, Inc., a privately owned healthcare services company, and from 1997 to 1998 served as its Chairman and Chief Executive Officer. In 1987, Mr. Kassan co-founded Ballantrae Partners, L.P. that invested in risk arbitrage, special situations, and undervalued companies. Mr. Kassan has previously served as a director of American Magnetics Corporation, Dannon Corporation, U.S. Diagnostic Labs, Inc., Puroflow Incorporated and Tandycrafts Inc. Mr. Kassan graduated from Northeastern University with a B.S. in Accounting. He earned a J.D. from Brooklyn Law School and an LLM in Taxation from New York University School of Law. Mr. Kassan is a Certified Public Accountant.

Names and Ages of Designees	Data Pertaining to Designees
John J. Quicke (57)	Mr. Quicke is an Operating Partner of Steel Partners, Ltd. Mr. Quicke has been an Operating Partner of Steel Partners, Ltd., a management and advisory company that provides management services to Steel Partners II, L.P. and its affiliates, since September 2005. Mr. Quicke has served as a director of Layne Christensen Company, a provider of products and services for the water, mineral, construction and energy markets, since October 2006. He has served as a director of Collins Industries, Inc., a manufacturer of school buses, ambulances and terminal trucks, since October 2006. He has served as a director of Fox & Hound Restaurant Group, a privately held owner and operator of restaurants, since March 2006. He has served as a director of Angelica Corporation, a provider of healthcare linen management services, since August 2006. He has served as Chairman of the Board of NOVT Corporation, a former developer of advanced medical treatments for coronary and vascular disease, since April 2006 and served as President and Chief Executive Officer of NOVT from April 2006 to November 2006. He has served as a director of WHX Corporation, a holding company, since July 2005 and as a Vice President since October 2005. Mr. Quicke served as a director, President and Chief Operating Officer of Sequa Corporation, a diversified industrial company, from 1993 to March 2004, and Vice Chairman and Executive Officer of Sequa from March 2004 to March 2005. As Vice Chairman and Executive Officer of Sequa, Mr. Quicke was responsible for the Automotive, Metal Coating, Specialty Chemicals, Industrial Machinery and Other Product operating segments of the company. From March 2005 to August 2005, Mr. Quicke occasionally served as a consultant to Steel Partners II, L.P. and explored other business opportunities. Mr. Quicke graduated from the University of Missouri with a B.S. in Business Administration. He is a Certified Public Accountant and a member of the AICPA.

Steel Partners has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Steel Partners may choose additional or other designees, subject to the requirements of Rule 14f-1 of the Exchange Act.

None of the Steel Partners Designees is currently a director of, or holds any position with, the Company. Steel Partners and the Offeror have advised the Company that, to the best or their knowledge, none of the Steel Partners Designees or any of his affiliates (i) has a familial relationship with any directors or executive officers of the Company or (ii) has been involved in any transaction with the company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

Steel Partners and the Offeror have advised the Company that none of the Steel Partners Designees during the past five years, has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order with respect to engaging in any type of business practice or enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or federal commodities laws, or a finding of any violation of federal or state securities laws.

Current Directors of Bairnco Corporation

To the extent the Board will consist of persons who are not Steel Partners Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign. It is currently contemplated that William F. Yelverton and Charles T. Foley will continue to serve as directors of the Company upon the election of the Steel Partner Designees.

The names of the current members of the Board and certain information about them are set forth below:

Names and Ages of Directors	Data Pertaining to Directors
Luke E. Fichthorn III (65)	Since May 23, 1990, Mr.Fichthorn has served as the Chairman and on December 18, 1991, Mr.Fichthorn became Chief Executive Officer of the Company. For over thirty years, Mr.Fichthorn has been a private investment banker and partner of Twain Associates, a private investment banking and consulting firm. Mr.Fichthorn became a director of the Company in January, 1981. Mr.Fichthorn is also a director of Florida Rock Industries, Inc., and Patriot Transportation Holding, Inc.
Gerald L. DeGood (64)	Mr. DeGood was elected to the Board in December of 2002. Mr.DeGood was responsible for the Central Florida Accounting Practice of Arthur Anderson LLP for more than 20 years. He joined Arthur Anderson LLP in 1964 and became partner in 1974. He subsequently retired from the firm in 1999. Mr.DeGood is currently an independent business consultant. Mr.DeGood is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance and Nominating Committees. He is also a member of the Board of Directors and Chairman of the Audit Committee of Consolidated — Tomoka Land Co.
Charles T. Foley (68)	For 30 years, Mr.Foley was President, Chief Investment Officer and a director of Estabrook Capital Management, Inc., an investment advisory firm providing asset management services for individuals and institutions. In September 2003, Mr.Foley became President of Grove Creek Asset Management as well as a consultant to Dialectic Capital Management, LLC. Mr.Foley is a member of the Audit, Compensation, and Corporate Governance and Nominating Committees. Mr.Foley has been a director of Bairnco since May 1990.

Names and Ages of Directors	Data Pertaining to Directors
James A. Wolf (64)	Mr. Wolf was with the international management consulting firm, Booz, Allen and Hamilton, from June 1967 to March 1989, where he was partner and vice president for eleven years and also led the firm’s industrial marketing consulting practice. From 1989 to present, he has been an independent consultant, providing business and marketing counsel to industrial and commercial clients. In April 1997, he also founded and became President of Marketwolf, Inc., which performs strategic business and organization planning for privately held industrial products companies. Mr.Wolf has served as a Bairnco director since 2001. He is Chairman of the Corporate Governance and Nominating Committee and a member of the Audit and Compensation Committees.
William F. Yelverton (65)	Currently, Mr.Yelverton is an independent business consultant. From January 2000 until November 2000, Mr.Yelverton served as CEO of LiveInsurance.com, an online insurance brokerage agency. From July 1997 until January 2000, Mr.Yelverton was an independent consultant. From September 1995 through June 1997, Mr.Yelverton was Executive Vice President of Prudential Insurance Company of America. From September 1989 until September 1995, he was Chairman and CEO of New York Life Worldwide Holding, Inc., an insurance holding company. Mr.Yelverton was elected as a director in August 1991. Mr.Yelverton is Chairman of the Compensation Committee and is a member of the Audit and Corporate Governance and Nominating Committees.

The complete mailing address of each director of the Company is c/o Bairnco Corporation, 300 Primera Boulevard, Suite 432, Lake Mary, Florida 32746.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company is not aware of any related party transactions that have occurred or are occurring at this time.

The Company’s Directors and Officers Questionnaire is the primary vehicle used for determining whether or not related party transactions have occurred. A Directors and Officers Questionnaire is completed annually by each Director and each Named Executive. The Questionnaire includes a variety of questions which specifically address related party transactions.

DIRECTOR INDEPENDENCE

The Board has adopted Director Independence Standards to assist in the evaluation of each of the Company’s directors. The Board has affirmatively determined, by resolution of the Board as a whole, that the following directors satisfy the requirements to be considered ‘‘independent’’ under the Company’s Standards of Board Independence and the New York Stock Exchange Listing Standards: Mr. DeGood, Mr. Foley, Mr. Wolf, and Mr. Yelverton.

MEETINGS OF THE BOARD OF DIRECTORS

During 2006, the Company’s Board met six times for regular meetings and had four regular telephonic meetings. The Board also met for two special meetings and had ten special telephonic meetings. Each director attended 100% of the meetings of the Board and the committees of the Board on which he served. All of the Company’s directors attended the 2006 Annual Meeting of the Shareholders.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company has standing Audit, Compensation, and Corporate Governance and Nominating Committees of the Board. During 2006, the Audit Committee met six times, the Compensation Committee met seven times, and the Corporate Governance and Nominating Committee met two times. The non-employee directors who are members of the Audit, Compensation, and Corporate Governance and Nominating Committees of the Company were entitled to receive a fee for each meeting attended in person on a day during which the Board did not meet. During 2006, each of the Committees met only on days on which the Board met and, accordingly, no additional fees were paid with respect to such meetings.

Audit Committee

On January 29, 2004, the Board adopted a revised charter for the Audit Committee (the ‘‘Audit Committee Charter’’). The Audit Committee Charter contains the Audit Committee’s mandate, membership requirements, and duties and obligations and is posted on the Company’s Internet site: www.bairnco.com. The Audit Committee Charter complies with requirements established by the Sarbanes-Oxley Act and requirements of the New York Stock Exchange. The Audit Committee reviews the Audit Committee Charter annually and, if appropriate, recommends revisions to the Board. Under the Audit Committee Charter, the Audit Committee reviews and is responsible, among other tasks, for the appointment, compensation, retention and oversight of the independent auditors, reviewing with management and the independent auditors the Company’s operating results and resolving any disagreements between management and the Auditors, establishing procedures to handle complaints regarding the Company or its accounting, considering the adequacy of the internal accounting and control procedures of the Company, and authorizing in advance the audit and non-audit services to be performed by the independent auditors.

No member of the Company’s Audit Committee serves on the audit committees of more than three public companies including the Company. All members of the Audit Committee meet the independence and experience requirements of the listing standards of the New York Stock Exchange and rules of the Securities and Exchange Commission. The Board has determined that Mr. DeGood is an ‘‘audit committee financial expert’’ as defined by the rules of the Securities and Exchange Commission. The Board has also determined that each of the members of the Audit Committee satisfies the ‘‘financial literacy’’ requirements of the listing standards of the New York Stock Exchange.

The Audit Committee Charter will be provided to any shareholder without charge upon request; any such request should be made in writing to the Company’s Secretary at 300 Primera Boulevard, Suite 432, Lake Mary, Florida 32746.

Compensation Committee

On January 29, 2004, the Board adopted a charter for the Compensation Committee (the ‘‘Compensation Committee Charter’’). The Compensation Committee Charter contains the Compensation Committee’s purpose, membership requirements, and duties and responsibilities and is posted on the Company’s Internet site: www.bairnco.com. The Compensation Committee reviews the Compensation Committee Charter annually and, if appropriate, recommends revisions to the Board. Under the Compensation Committee Charter, the Compensation Committee reviews and recommends to the Board the base salaries proposed to be paid to officers of the Company, presidents of its subsidiaries, presidents of divisions of its subsidiaries, and other employees whose base salaries exceed

$150,000. The Compensation Committee also reviews and approves incentive compensation programs, reviews and administers the Stock Incentive Plan, and reviews management development and succession plans. All members of the Compensation Committee meet the independent director requirements of the listing standards of the New York Stock Exchange.

The Compensation Committee Charter will be provided to any shareholder without charge upon request; any such request should be made in writing to the Company’s Secretary at 300 Primera Boulevard, Suite 432, Lake Mary, Florida 32746.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consisted of the following members during all of 2006: Messrs. Gerald DeGood, Charles Foley, James Wolf, and William Yelverton. During 2006, none of the members of the Compensation Committee were officers or employees of the Company, no member was formerly an employee of the Company, and no member engaged in any transaction with the Company.

Corporate Governance and Nominating Committee

On January 29, 2004, the Board adopted a charter for the Corporate Governance and Nominating Committee (the ‘‘Corporate Governance and Nominating Committee Charter’’). The Corporate Governance and Nominating Committee Charter contains the Corporate Governance and Nominating Committee’s purpose, membership requirements and duties and responsibilities and is posted on the Company’s Internet site: www.bairnco.com. The Corporate Governance and Nominating Committee reviews the Corporate Governance and Nominating Committee Charter annually and, if appropriate, recommends revisions to the Board. Each member of the Corporate Governance and Nominating Committee is ‘‘independent’’ within the meaning of the listing standards of the New York Stock Exchange. Under the Corporate Governance and Nominating Committee Charter, the Corporate Governance and Nominating Committee is responsible for recommending to the Board the appropriate size and composition of the Board, the appropriate criteria for the selection of new directors, identifying and recommending candidates qualified and suitable to become members of the Board, overseeing the system of corporate governance, and developing and recommending corporate governance principles, which will be reviewed on an annual basis.

The Corporate Governance and Nominating Committee Charter will be provided to any shareholder without charge upon request; any such request should be made in writing to the Company’s Secretary at 300 Primera Boulevard, Suite 432, Lake Mary, Florida 32746.

Nomination Process

The Corporate Governance and Nominating Committee has not established any minimum qualification for candidates for election as directors. In identifying and evaluating candidates for election as directors, the Corporate Governance and Nominating Committee will identify and select candidates who can add value to the Company’s Board and advance the interests of the Company. The Corporate Governance and Nominating Committee will not consider recommendations from shareholders; the Board believes the Committee has sufficient resources and contacts to fulfill its obligations. Neither the Board nor the Corporate Governance and Nominating Committee employ any third party to identify or assist it in identifying or evaluating potential candidates for election as directors but may choose to do so in the future as circumstances warrant.

Executive Sessions of Independent Directors

In accordance with recent corporate governance reforms, the independent directors meet at regularly scheduled executive sessions without management. The responsibility for presiding at each meeting of independent directors is rotated among all independent members of the Board on an alphabetical basis. Interested parties who wish to make their concerns known by communicating directly with the presiding independent director or with the independent directors as a group may do so by sending an email to auditcommittee@bairnco.com or by writing to the Presiding Non-Management Director in care of the Company’s Secretary.

Communication with the Board of Directors

A shareholder may communicate directly with the Board by sending an email to board@bairnco.com or by writing to the Board of Directors at c/o Bairnco Corporation, 300 Primera Boulevard, Suite 432, Lake Mary, Florida 32746.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines in accordance with the listing standards of the New York Stock Exchange. The Corporate Governance Guidelines are posted on the Company’s Internet site: www.bairnco.com. The Corporate Governance Guidelines will be provided to any shareholder without charge upon request; any such request should be made in writing to the Company’s Secretary at 300 Primera Boulevard, Suite 432, Lake Mary, Florida 32746.

Code of Business Conduct and Ethics

The Board has adopted the Bairnco Corporation Code of Business Conduct and Ethics in accordance with the listing standards of the New York Stock Exchange. The Code of Business Conduct and Ethics is posted on the Company’s Internet site: www.bairnco.com. The Code of Business Conduct and Ethics will be provided to any shareholder without charge upon request; any such request should be made in writing to the Company’s Secretary at 300 Primera Boulevard, Suite 432, Lake Mary, Florida 32746.

Policy Regarding Attendance of Directors at Annual Meeting of Shareholders

Directors are encouraged to attend the Company’s Annual Meeting of the Shareholders. All of the Company’s directors attended the 2006 Annual Meeting of the Shareholders.

COMMON STOCK OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of January 1, 2007, regarding the beneficial ownership of the Company Common Stock by the only persons known to the Company to be the beneficial owners of more than 5% of the Company’s issued and outstanding Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock		Percentage of Issued and Outstanding Common Stock on January 1, 2007
Steel Partners II, L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022	1,110,200	(1)	15.23%
Marvin Schwartz 605 Third Avenue New York, NY 10158	754,000		10.34%
FMR Corp. 82 Devonshire Street Boston, MA 02109	393,361	(2)	5.39%

(1)    Based on Schedule 13D filed on 12/29/06.

(2)    Based on Schedule 13F filed on 12/29/06.

The following table presents information regarding beneficial ownership of the Company Common Stock by each member of the Board, each nominee for election as a director, each of the executive officers of the Company named in the summary compensation table below and by all directors and executive officers of the Company as a group, as of January 1, 2007.

Name of Individual or Group	Amount and Nature of Beneficial Ownership of Common Stock		Percentage of Issued and Outstanding Common Stock on January 1, 2007
Luke E. Fichthorn III	435,498	(1)	5.97%
Kenneth L. Bayne	20,000	(2)	(10)
Gerald L. DeGood	7,501	(3)	(10)
Charles T. Foley	256,102	(4)	3.51%
Lawrence C. Maingot	18,707	(5)	(10)
Larry D. Smith	39,752	(6)	(10)
James A. Wolf	9,001	(7)	(10)
William F. Yelverton	52,635	(8)	(10)
All executive officers and directors as a group (8 persons)	839,196	(9)	11.51%

(1)	Includes 2,000 shares owned by Mrs. Fichthorn and 1,500 shares owned by two trusts of which Mr. Fichthorn is a co-trustee. Mr. Fichthorn disclaims beneficial ownership of these shares. Also includes shares that would be issued upon exercise of 83,334 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan, 37,500 vested unexercised stock options granted under the 2000 Bairnco Stock Option Plan, and 42,000 restricted shares granted under the 2000 Bairnco Stock Option Plan.

(2)	Includes 20,000 restricted shares under the 2000 Bairnco Stock Option Plan.

(3)	Includes shares that would be issued upon the exercise of 7,001 vested unexercised stock options granted under the 2000 Bairnco Stock Option Plan.

(4)	Includes shares that would be issued upon the exercise of 5,001 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan and 5,001 vested unexercised stock options granted under the 2000 Bairnco Stock Option Plan.

(5)	Mr. Maingot indirectly owns 1,657 shares through ownership in trust under the Bairnco Corporation 401(k) Savings Plan and 550 shares in a personal Individual Retirement Account (IRA). Also includes shares that would be issued upon the exercise of 2,750 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan, and 1,750 vested unexercised stock options and 12,000 restricted shares under the 2000 Bairnco Stock Option Plan.

(6)	Mr. Smith indirectly owns 2,752 shares through ownership in trust under the Bairnco Corporation 401(k) Savings Plan. Also includes shares that would be issued upon exercise of 20,000 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan and 17,000 restricted shares granted under the 2000 Bairnco Stock Option Plan.

(7)	Includes shares that would be issued upon the exercise of 8,001 vested unexercised stock options under the 2000 Bairnco Stock Option Plan.

(8)	Includes shares that would be issued upon the exercise of 5,001 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan and 5,001 vested unexercised stock options granted under the 2000 Bairnco Stock Option Plan.

(9)	Includes a total of 3,500 shares owned by the wives, children or in trusts or custodial accounts for relatives of executive officers or directors but as to which each executive officer or director, respectively, disclaims beneficial ownership. Also includes shares that would be issued upon the exercise of 116,086 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan and 84,254 vested unexercised stock options and 91,000 restricted shares granted under the 2000 Bairnco Stock Option Plan.

(10)	The percentage of shares owned by such executive officer or director does not exceed 1% of the issued and outstanding Bairnco Common Stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based upon a review of filings with the Securities and Exchange Commission and written representations from its directors and executive officers that no other reports were required, the Company believes that all of the Company’s directors and executive officers complied with the filing requirements of Section 16(a) of the Securities Exchange Act of 1934 during the fiscal year ended December 31, 2006. The Company is not aware of any beneficial holder of 10% of the Company’s common stock that has not complied with filing requirements.

ADDITIONAL INFORMATION REGARDING THE COMPANY’S MANAGEMENT

The following table sets forth certain information about the executive officers of the Company as of January 1, 2007.

Names and Ages of Executive Officers	Data Pertaining to Executive Officers
Luke E. Fichthorn III (65)	Since May 23, 1990, Mr.Fichthorn has served as the Chairman and on December 18, 1991, Mr.Fichthorn became Chief Executive Officer of the Company. For over thirty years, Mr.Fichthorn has been a private investment banker and partner of Twain Associates, a private investment banking and consulting firm. Mr.Fichthorn became a director of the Company in January, 1981. Mr.Fichthorn is also a director of Florida Rock Industries, Inc., and Patriot Transportation Holding, Inc.
Kenneth L. Bayne (37)	Mr. Bayne joined the Company in August 2005 as Vice President of Finance and Chief Financial Officer. Mr.Bayne was previously with Guidant Corporation where he served for nine years in a series of increasingly responsible positions, culminating in his most recent position as assistant treasurer. Prior to that, he served for three years as a senior associate design engineer with Thiokol Corporation.
Larry D. Smith (56)	Mr. Smith was elected Vice President — Administration and Secretary of the Company in April 1999. Prior to joining the Company, Mr.Smith was employed for over 14 years with Emerson Electric Company in various human resource managerial capacities. Most recently, Mr.Smith was Vice President Human Resources for Emerson’s Therm-O-Disc, Inc. division in Mansfield, Ohio.
Lawrence C. Maingot (46)	Mr. Maingot was appointed Corporate Controller of the Company in December 1999. From May 1997 to December 1999, Mr.Maingot was the Company’s Assistant Controller. From April 1992 to May 1997, Mr.Maingot was the Company’s Accounting Manager. Prior to joining the Company, Mr.Maingot was employed with Arthur Andersen LLP.

DIRECTOR COMPENSATION

Director compensation levels are reviewed and any changes are approved by the Board. Periodically, management prepares an internally-developed survey of Director compensation for publicly-traded industrial companies of a similar size to the Company. This survey is used by the Board to insure that the compensation structure for the Board is competitive with similar organizations.

Name	Fees Earned or Paid in Cash (2006) ($)(1)	Option Awards ($)(2)	Change in Pension Value ($)(3)	Total ($)
Gerald L. DeGood	$42,000	$1,025	$16,000	$43,025
Charles T. Foley	$39,000	$1,025	$16,000	$40,025
James A. Wolf	$39,000	$1,025	$16,000	$40,025
William F. Yelverton	$39,000	$1,025	$16,000	$40,025

(1)	Each non-employee director received an annual retainer of $16,000 payable in four quarterly installments and a fee of $2,000 for each regular or special meeting attended in person. Under this policy, attendance fees for all regular meetings, special meetings and committee meetings held on a single day and attended in person are limited to $2,000. No fees are paid for regular meetings conducted via telephone. However, due to the frequency and complexity of telephone meetings related to the Steel Partners Tender Offer, directors received $1,000 for each Special Telephonic Meeting relating to Steel Partners.

In addition, each director and former director of the Company, who is not at the time an employee of the Company or any of its subsidiaries, is entitled to $2,000 per day when called upon by the Company to perform extraordinary services (not incidental to attendance at directors’ meetings) on its behalf. No such payments were made during 2006.

Effective January 1, 2003, the Board authorized an annual retainer of $3,000 for each Audit Committee member and $6,000 for the Audit Committee Chairman, payable in four quarterly installments, in recognition of the increased education, time and workload commitment placed upon the committee as a result of the Sarbanes-Oxley Act, changes in New York Stock Exchange regulations, and Securities and Exchange Commission requirements.

(2)	It is also the Company’s policy to grant to each non-employee director an option to purchase 5,000 shares of Company Common Stock when they are initially elected to the Board and an option to purchase 1,500 shares of Company Common Stock annually thereafter provided they remain a Board member. (Prior to 2006, the Company granted an option to purchase 1,000 shares of Company Common Stock annually provided they remain a Board member.) The exercise price of the option is set at the fair market value of the common stock on the date of grant. One third of the options vest in each of the succeeding three years on the anniversary date of the grant. The options remain exercisable for ten years from the date of vesting.

The amount shown in column (d) is the dollar amount that would have been required to be recognized in 2006 in accordance with FASB 123R under the modified prospective transition method with respect to stock options granted prior to 2006 that were not vested at the time that the Company transitioned to FAS 123R. All of the options that are taken into account for purposes of column (d) were granted under the 2000 Bairnco Stock Option Plan. The fair value of the options awarded in 2006, which was $1,342 for each director, was determined using the Black-Scholes model with the following assumptions: Expected Life = 6.64 years; Volatility = 26.9%; Interest Rate = 4.7%; and Dividend Yield = 2.2%. The amounts included in respect of awards granted prior to 2006 are based on the modified prospective transition method of compliance with FASB 123R and the fair value of these awards was also determined using the Black-Scholes model with the following assumptions: Expected Life = 6.64 years; Volatility = 29.9%; Interest Rate = 4.7%; and Dividend Yield = 2.2%.

For each of the options that are taken into account in setting forth the option value in column (d) of the above table, the following are the grant date values in respect of each such option, as determined in accordance with the provisions of FAS 123R, and the Black-Scholes model with the following assumptions: Expected Life = 6.64 years; Volatility = 29.9%; Interest Rate = 4.7%; and Dividend Yield = 2.2%. Each of the grants listed below vests ratably over three years on the first three anniversaries of the date of grant.

Name	Grant Date	Number of Shares	Exercise Price	Grant Date Fair Value
Gerald L. DeGood	April 21, 2005	1,000	$10.75	1,832
	April 22, 2004	1,000	$8.47	1,319
	April 24, 2003	1,000	$5.10	789
	January 14, 2003	5,000	$5.06	3,919
Charles T. Foley	April 21, 2005	1,000	$10.75	1,832
	April 22, 2004	1,000	$8.47	1,319
	April 24, 2003	1,000	$5.10	789
James A. Wolf	April 21, 2005	1,000	$10.75	1,832
	April 22, 2004	1,000	$8.47	1,319
	April 24, 2003	1,000	$5.10	789
William F. Yelverton	April 21, 2005	1,000	$10.75	1,832
	April 22, 2004	1,000	$8.47	1,319
	April 24, 2003	1,000	$5.10	789

(3)	Pursuant to the Bairnco Corporation Non-Employee Director Retirement Plan, outside directors, upon retirement from the Board, shall receive annually for the number of years equal to the number of years he or she has served on the Board as a non-employee director, an amount equal to the non-employee director annual retainer in effect at the time of his or her retirement. Such amount shall be payable in quarterly installments. If the retired non-employee director should die prior to receiving payments equal to the number of years served on the Board, the director’s beneficiary will either continue to receive the remaining payments on a quarterly basis, or receive in a lump sum the net present value of the remaining payments discounted at the then current thirty year U.S. Government bond yield, based on whichever option was previously selected by such director.

COMPENSATION OF MANAGEMENT

General

The following table sets forth information regarding the compensation paid, distributed, or accrued for services rendered during 2006 to the Chief Executive Officer, the Chief Financial Officer and each of the two other most highly compensated executive officers of Bairnco (collectively the ‘‘Named Executives’’).

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Option Awards ($)(1)(f)	Non-Equity Incentive Plan Compensation ($)(2)(g)	Change in Pension Value ($)(3)(h)	All Other Compensation ($)(4)(i)	Total ($)(j)
Luke E. Fichthorn III Chairman of the Board and Chief Executive Officer	2006	$467,667	$3,200	$135,000	$52,520	$13,622	$619,489
Kenneth L. Bayne Vice President/CFO	2006	$172,292	N/A	$37,800	N/A	$9,160	$219,252
Larry D. Smith Vice PresidentAdministration	2006	$181,167	N/A	$39,960	$17,163	$8,625	$229,752
Lawrence C. Maingot
Corporate Controller	2006	$128,917	$711	$32,076	$8,813	$6,058	$167,762

(1)	As disclosed in the Company’s prior proxy statements, Mr. Fichthorn was granted an option in 2003 to purchase 50,000 shares of the Company’s stock. The option vested in annual installments on each of the first four anniversaries of the grant date. The number of options that vested during 2006 was 12,500. The amount shown in column (f) is the dollar amount that would have been required to be recognized in 2006 in accordance with FASB 123R under the modified prospective transition method with respect to stock options granted prior to 2006 that were not vested at the time that the Company transitioned to FAS 123R.

The amount shown for Mr. Maingot is the dollar amount that would have been required to be recognized in 2006 in accordance with FASB 123R under the modified prospective transition method with respect to stock options granted prior to 2006 that were not vested at the time that the Company transitioned to FAS 123R.

(2)	Non-equity incentive plan awards are made under the Company’s Management Incentive Compensation (MIC) Program which is described in detail in the Compensation Discussion and Analysis, above.

(3)	For a more in-depth discussion of the amounts related to the change in pension value in 2006, see the ‘‘Pension Benefits’’ table below and accompanying text.

(4)	Set forth below are each item reported in column (i) that was provided to the executive in 2006.

	Dividends on Restricted Stock	Savings Plan Allocations*	Total Savings Plan Allocations (including true-up contributions made in February 2007)
Luke E. Fichthorn III	$10,920	$2,702	$5,812
Kenneth L. Bayne	$5,200	$3,960	$4,664
Larry D. Smith	$4,420	$4,205	$4,597
Lawrence C. Maingot	$3,120	$2,938	$3,330

*	Includes matching contributions related to contributions made by the Named Officers to the 401(k) Savings Plan. Additional ‘‘true up’’ contributions for 2006 were made in February 2007 and are reflected above.

GRANT OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2006)(1)
Name (a)	Grant Date (b)	Threshold $(c)	Target $(d)
Luke E. Fichthorn III	January 26, 2006	$50,000	$150,000
Kenneth L. Bayne	January 26, 2006	$20,000	$60,000
Larry D. Smith	January 26, 2006	$20,000	$60,000
Lawrence C. Maingot	January 26, 2006	$18,000	$54,000

(1)	These awards were granted pursuant to the terms of the Company’s Management Incentive Compensation (MIC) Program, an annual non-equity incentive plan. The MIC Program is described in detail in the Compensation Discussion and Analysis, above. The ‘‘grant date’’ shown above is the date that the Board determined the named executive’s percentage interest in the bonus pool. The ‘‘threshold’’ is the executive’s share of the amount that would be allocated to the bonus pool if the Company achieved at least $0.53 earnings per Share but failed to achieve its Return on Net Worth goal. The ‘‘target’’ is the amount the executive would receive assuming his entire award at budgeted levels becomes payable and is not reduced based on personal performance against established objectives. The plan does not have a ‘‘maximum’’ limit on the amount of the award that may be paid under the plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration Date	Number of Shares or Units that have not Vested		Market Value of Shares or Units that have not Vested
Name	Exercisable	Unexercisable		($)		(#)		($)
Luke E. Fichthorn III	83,334	-0-		$5.94	5/31/10	42,000	(3)	$535,500
	12,500	-0-		$5.05	2/3/14
	12,500	-0-		$5.05	2/3/15
	12,500	-0-		$5.05	2/3/16
	-0-	12,500	(1)	$5.05	2/3/17
Kenneth L. Bayne	-0-	-0-				20,000	(4)	$255,000
Larry D. Smith	5,000	-0-		$6.375	5/21/10	17,000	(3)	$216,750
	5,000	-0-		$6.375	5/21/11
	5,000	-0-		$6.375	5/21/12
	5,000	-0-		$6.375	5/21/13
Lawrence C. Maingot	125	-0-		$7.50	3/18/07	12,000	(3)	$153,000
	125	-0-		$7.50	3/18/08
	125	-0-		$7.875	6/13/08
	125	-0-		$7.875	6/13/09
	125	-0-		$7.875	6/13/10
	125	-0-		$7.875	6/13/11
	500	-0-		$6.875	12/9/10
	500	-0-		$6.875	12/9/11
	500	-0-		$6.875	12/9/12
	500	-0-		$6.875	12/9/13
	375	-0-		$5.55	4/18/13
	375	-0-		$5.55	4/18/14
	375	-0-		$5.55	4/18/15
	375	-0-		$5.55	4/18/16
	250	-0-		$10.75	4/21/16
	0	250	(2)	$10.75	4/21/17
	0	250	(2)	$10.75	4/21/18
	0	250	(2)	$10.75	4/21/19

(1)	These options will vest on February 3, 2007.

(2)	These options will vest on April 21, 2007, 2008 and 2009, respectively.

(3)	These shares will vest on April 24, 2008, the fifth anniversary of the grant date (which was April 24, 2003).

(4)	These shares will vest on August 18, 2010, the fifth anniversary of the grant date (which was August 18, 2005).

OPTION EXERCISES AND STOCK VESTED

The following table shows the options that were exercised by the named executive officers during the last fiscal year. No stock awards vested in 2006.

	Option Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Name	(#)(b)	($)(c)
Luke E. Fichthorn III	83,333	$239,166

(1)	The value is equal to (i) the excess of $8.81, the closing price of the Company’s stock on January 23, 2006, the day that the option was exercised over $5.94, the exercise price multiplied by (ii) 83,333 options.

PENSION BENEFITS

		Number of Years of Credited Service	Present Value of Accumulated Benefit
Name	Plan Name	(#)	($)
Luke E. Fichthorn III	Bairnco Plan(1)	16	$603,337
Luke E. Fichthorn III	Supplemental Benefit (2)	9	$329,321
Larry D. Smith	Bairnco Plan (1)	7	$125,431
Lawrence C. Maingot	Bairnco Plan (1)	14	$73,455

(1)	Bairnco Retirement Plan. The benefits payable to the Named Executive Officers under the Bairnco Plan are initially determined as a life annuity payable commencing at age 65. Mr. Bayne does not participate in the Bairnco Plan. The present values shown above were calculated based on each officer’s accrued benefit through December 31, 2006 payable at age 65. The present values were determined using the assumptions used in the Company’s financial statements for purposes of determining the Company’s liabilities in respect of its defined benefit plans for the same period (5.70% for 2006, and 5.78% for 2005). The difference between the amounts determined as of December 31, 2006 and December 31, 2005 equal the value of the benefit earned under the plan for the year, as disclosed in the Summary Compensation Table.

The annual life annuity amount is determined based on the following formula: 1.3% of Final Average Remuneration + .65% x (Final Average Remuneration less Covered Compensation) x Years of Credited Service = annual benefit. *

*	Final Average Remuneration is the average of the participant’s pensionable pay during the 5 highest paid consecutive years, or final 60 months, if greater. Participants earn one year of Credited Service for each year that they complete at least 1,000 hours of service, up to a maximum of 25 Years of Credit Service. Covered Compensation is the average (without indexing) of the taxable social security wage bases in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which the employee attains (or will attain) social security retirement age.

Remuneration covered by the Bairnco Plan in a particular year includes that year’s base salary, overtime pay, commissions, stock purchase plan payments, other incentive compensation and amounts that are deferred under a 401(k) plan that is at any time maintained by the Company, but excludes, among other items, compensation received in that year under the Management Incentive Compensation Plan in excess of 50% of the participant’s basic pay rate as of the December 31 preceding the date of payment. The 2006 remuneration covered by the Bairnco Plan for each participant therefore includes management incentive compensation (up to such 50% ceiling) paid during 2006 with respect to 2005 awards.

In accordance with IRS regulation, the maximum allowable compensation permitted in computing a benefit is $220,000 for 2006. However, employees will receive the greater of the benefit outlined above or the accrued benefit as of December 31, 1993, which was based on compensation limited to $235,840 plus a benefit based on service after December 31, 1993 and final average compensation based on the $220,000 limit.

On February 8, 2006, the Company announced that it would freeze the Bairnco Corporation Retirement Plan effective March 31, 2006. As a result, no new participants will enter the plan and the benefits of current participants will be frozen as of that date, based on service and final average earnings through that date. Effective April 1, 2006, the Company will begin making Company contributions to the 401(k) accounts of all current and future employees who were affected by the freezing of this plan.

Normal retirement age under the plan is age 65. Participants may commence benefits at age 55 or later with at least 10 years of service. Benefits are reduced for early commencement in accordance with the following table:

Age at Commencement	Percentage of Normal Retirement Benefit Payable
65	100%
64	92.3%
63	84.6%
62	76.9%
61	73.1%
60	69.2%
59	65.7%
58	61.5%
57	57.7%
56	52.9%
55	48.6%

Upon retirement, participants will receive retirement benefits from the Bairnco Plan. Benefits from the plan are made in the form of monthly annuity payments. The annuity payment options include single life, joint and 50%, 75%, or 100% survivor, and 10 years certain and continuous, as elected by the participant.

(2)	Supplemental Retirement Benefit. Pursuant to his employment agreement, Mr. Fichthorn will receive a special retirement supplement that is intended to provide him a retirement benefit comparable to what he would have received under the Bairnco Plan (described above) if his combined past service as a director of Bairnco’s former subsidiary, Keene Corporation, and Bairnco were treated as years of service under that plan.

EXECUTIVE CONTRACTS

Employment Agreement with Mr. Fichthorn

On May 23, 1990, Bairnco entered into an agreement with Mr. Fichthorn, Chairman of Bairnco, under which Mr. Fichthorn became an employee. The initial term of the agreement was for four years, but the agreement generally automatically renewed so that at no time was the term of the agreement less than four years. The agreement, however, will expire on December 31, 2007. Under the agreement, Mr. Fichthorn presently receives a base salary of $471,500 and is entitled to participate in the Bairnco Headquarters Management Incentive Compensation program, where he is entitled to receive 25% of an annual pool that is generated at the rate of $15,000 for each $.01 per Share of net income of Bairnco and its consolidated subsidiaries as reported to shareholders in excess of $.30 per Share after reflecting the management incentive compensation annual pool as a cost in arriving at pre-tax income.

On February 23, 2007, the Company and Mr. Fichthorn entered into an Amendment to the Employment Agreement. The Amendment to the Employment Agreement allows Mr. Fichthorn to terminate his Employment Agreement within six months following a Change of Control and receive severance payments in accordance with clause 8(d) of his Employment Agreement, as described below. Mr. Fichthorn’s Employment Agreement was previously amended to conform the Employment Agreement with regulations promulgated under Section 409A of the Internal Revenue Code (‘‘Section 409A’’). That Amendment to the Employment Agreement provides for (i) default payments of Mr. Fichthorn’s supplemental retirement benefits should he fail to make an election as to the time and payment of the benefit and (ii) a six-month delay of all severance payments if such payments would otherwise be subject to an excise tax pursuant to Section 409A.

In accordance with the Employment Agreement, Mr. Fichthorn received, on the date when he became an employee of Bairnco, stock options for 350,000 shares of Bairnco Common Stock at an exercise price equal to the book value of a share of stock determined on the last day of the month in which he became an employee ($5.94 per Share). One hundred thousand of the option shares became exercisable on the first anniversary of the date of grant and were exercised during 2001. Of the remaining 250,000 shares, 83,333 shares became exercisable on January 28, 1993 for earnings of $.70 per Share for the calendar year 1992 and expired in 2003 without being exercised; an additional 83,333 shares became exercisable on January 26, 1996 for earnings at $.75 per Share for the calendar year 1995 and were exercised in 2006; and the remaining 83,334 became exercisable on May 31, 2000, the tenth anniversary of the date of grant.

All options remain exercisable for ten years from the first date they become exercisable. Except in the case of a voluntary termination or a termination for cause, as defined in the agreement, exercisable options will generally remain exercisable for three years following termination. The exercisability of all of the unvested options granted to Mr. Fichthorn generally will accelerate in the event of a change of control. Each option share is to be accompanied by a limited stock appreciation right that will become exercisable for six months following a change of control. Upon exercise of such right, Mr. Fichthorn would receive the excess of the fair market value per Share (or, if greater, $10 per Share) over the exercise price per Share for the underlying option. In the event that the payments received by Mr. Fichthorn with respect to his options and under any other provision of the agreement by reason of a change of control are subject to the excise tax on excess parachute payments, Bairnco will pay Mr. Fichthorn such amounts as are necessary to place him in the same position as he would have been in if no excise tax had been payable.

If a change of control had occurred on December 31, 2006, the immediate vesting of Mr. Fichthorn’s options and restricted stock would have been valued at $631,750. If a change of control had occurred and Mr. Fichthorn became entitled to severance that was deemed to be subject to an excise tax on excess parachute payments, in each case on December 31, 2006, Mr. Fichthorn would have been entitled to an excise tax gross up of approximately $745,000. The tax gross up amount is an estimate and the actual amount will likely differ based on the facts at the time payments are actually made.

Mr. Fichthorn will also receive a special retirement supplement that is intended to provide him a retirement benefit comparable to what he would have received under the Bairnco Plan (described above) if his combined past service as a director of Bairnco’s former subsidiary, Keene Corporation, and Bairnco (25 years) were treated as years of service under that plan. The supplemental, non-qualified benefit (as described above) is fully vested.

The Agreement provides that if Mr. Fichthorn dies while an employee, his surviving spouse or estate will receive a death benefit equal to three times the sum of (i) his base salary, and (ii) the highest bonus paid to him during the prior three years or the current year. If Mr. Fichthorn’s employment terminates due to disability, he will receive 75% of his base salary for two years and will participate in the Company’s benefit plans for two years. If Bairnco terminates Mr. Fichthorn’s employment without cause or breaches the agreement in a material fashion leading Mr. Fichthorn to terminate his employment, Bairnco will pay Mr. Fichthorn under clause 8(d) of his agreement, a lump sum benefit equal to the sum of (i) four times his then base salary, and (ii) the highest bonus paid or payable to him during the prior three years. It also provides that upon a change in control Mr. Fichthorn’s supplemental benefit will vest. Additionally, the Company will pay Mr. Fichthorn a 280G gross up should he be required to pay an excise tax on any payments received in connection with a change in control. The agreement also provides that regardless of the reason for his termination, Mr. Fichthorn and his spouse would have been entitled to receive medical, health and hospitalization benefits following his termination until he attains age 65 (or, in the event of his death, until his spouse attains age 65). Mr. Fichthorn is age 65 and therefore is no longer eligible for such continued welfare benefits. The table set forth below illustrates the amount of termination benefits that would have been payable to Mr. Fichthorn if his employment had been terminated under any of the circumstances described in this paragraph on December 31, 2006.

By the Company without Cause or by Him for Good Reason	Death	Disability
$2,041,000	1,879,500	$353,625 annually for 2 years

In addition to the amount shown in the above chart, Mr. Fichthorn will qualify for the retirement benefits shown in the Pension Benefits table above.

The amounts listed in the above table are only estimates of the amounts that would have been payable in the event that the employment of Mr. Fichthorn was terminated on December 31, 2006 under circumstances which would have entitled him to receive termination benefits under his agreement. The actual amounts payable in the event that Mr. Fichthorn does incur such a qualifying termination will likely be different from the amounts shown below, depending on his then current compensation at the date of such termination.

Change in Control Agreements

The Company has entered into change in control agreements with eight senior executives (including three executive officers) including Kenneth L. Bayne, Larry C. Maingot, Larry D. Smith, Daniel T. Holverson, Elmer G. Pruim, Robert M. Carini, Brian E. Turner and Morgan Ebin (the ‘‘Change in Control Agreements’’). Pursuant to the Change in Control Agreements, the Company will provide severance benefits to such executive officers if their employment is terminated within 24 months of a change in control of the Company, unless such termination is (i) due to death or retirement, (ii) by the Company for ‘‘cause’’ or due to disability or (iii) by the executive without ‘‘good reason.’’ The amount of severance will be equal to the sum of (a) the highest annual rate of salary in the twelve months preceding the executive officer’s termination date and (b) the higher of the executive officer’s average annual bonus for the past two completed fiscal years or the executive officer’s target bonus for the fiscal year in which the termination occurs. In addition to these severance amounts, the executive officers will be entitled to a pro rata annual bonus for the year in which their termination of employment occurs and to continue participating in the Company’s welfare benefit programs for up to one year following termination of their employment. If the executive officers become entitled to severance under the Change in Control Agreements, they will not be entitled to severance pay under any other agreement with the Company.

For purposes of the change of control agreements:

A ‘‘change of control’’ means (i) the acquisition by any person, other than Bairnco, its subsidiaries or any employee benefit plan of Bairnco or its subsidiaries, of beneficial ownership of 35% or more of the then outstanding Share of the Company entitled to vote; (ii) a change in the majority of the incumbent board over a two year period or (iii) the approval by the Company’s stockholders of a reorganization, merger or consolidation, in each case, with respect to which persons who were stockholders of Bairnco immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company, a liquidation or dissolution of Bairnco or the sale of all or substantially all of the assets of Bairnco.

‘‘Good reason’’ means a material reduction in the executive’s compensations, a material reduction in his responsibilities or the relocation of his principal place of employment to another location, in each case without the executive’s written consent.

‘‘Cause’’ means gross neglect or willful and continuing refusal by the executive to substantially perform his duties in at least substantially the same manner as performed prior to the change of control (other than due to disability) or his conviction of or plea of nolo contendre to a felony or a misdemeanor involving moral turpitude.

The table set forth below illustrates the amount that would have been payable for each of the Named Officers if payment had been made on December 31, 2006 under the change of control agreements.

Name	Total Value of Termination Benefits Payable	Total Value of Equity Acceleration*	Excise Tax Gross-Up Payment	Total of Incremental Benefits Payable Due to a Change of Control
Kenneth L. Bayne	$281,000	$255,000	$0	$536,000
Larry C. Maingot	$220,900	$154,500	$0	$375,000
Larry D. Smith	$289,700	$216,800	$0	$506,500

*	Equity acceleration is not addressed in the change of control agreements. However, it is addressed in the 2000 Bairnco Stock Incentive Plan.

The amounts listed in the above table are only estimates of the amounts that would have been payable if payment had occurred on December 31, 2006. The actual amounts payable in the event that a change of control does occur will be more or less than the amounts shown below, depending on the actual terms and conditions of any such event and the facts and circumstances actually prevailing at the time of the executive’s termination of employment. Thus, the actual amount payable in the event of a change of control could be significantly greater or less than the estimated amounts shown in the above table.

COMPENSATION COMMITTEE MATTERS

The Compensation Committee has responsibility for the compensation of the Company’s executive officers, including the chief executive officer, and the administration of the Company’s executive compensation and benefit plans. The Compensation Committee also has sole authority to retain or replace outside counsel, compensation and benefits consultants or other experts to provide it with independent advice, including the authority to approve the fees payable and any other terms of retention. All actions regarding executive officer compensation require Compensation Committee approval. The Compensation Committee completes a comprehensive review of all elements of compensation annually. If it is determined that any changes to any executive officer’s total compensation are necessary or appropriate, the Compensation Committee obtains such input from internal management as it determines to be necessary or appropriate. All compensation decisions with respect to executives other than the chief executive officer are determined in discussion with, and frequently based upon the recommendation of, the chief executive officer. The Compensation

Committee makes all determinations with respect to the compensation of the chief executive officer, including, but not limited to, establishing any performance objectives and criteria related to the payment of his compensation, and determining the extent to which such objectives have been established, obtaining such input from independent advisors as it deems necessary or appropriate.

As part of its responsibility to administer the Company’s executive compensation plans and programs, it annually, usually at its first meeting of the calendar year, establishes the parameters of the annual compensation awards, including establishing the performance goals relative to the Company’s performance that will be applicable to such awards and the similar awards for the Company’s other senior executives. It also reviews the Company’s performance against the objectives established for awards payable in respect of the prior calendar year, and certifies the extent, if any, to which such objectives have been obtained, and the amounts payable to each of the Company’s executive officers in respect of such achievement.

It also determines the appropriate level and type of awards, if any, to be granted to each of the Company’s executive officers pursuant to the Company’s equity compensation plan, and approves the total annual grants to other key employees, to be granted in accordance with a delegation of authority to the appropriate members of the Company’s corporate human resources function.

The Compensation Committee also reviews, and has the authority to recommend to the Board for adoption, any new executive compensation or benefit plans that are determined to be appropriate for adoption by the Company, including those that are not otherwise subject to the approval of the Company’s shareholders. It reviews, and has the authority to approve, any contracts or other transactions with current or former elected officers of the corporation subject, in the case of the chief executive officer, to ratification by the independent directors of the Board. In connection with the review of any such proposed plan or contract, the Compensation Committee may seek from independent advisors such advice, counsel and information as it shall determine to be appropriate in the conduct of such review. The Compensation Committee will direct such outside advisors as to the information it requires in connection with any such review, including data regarding competitive practices among the companies which the Company generally compares itself for compensation purposes. The Compensation Committee does not presently retain the services of a compensation consultant.

In addition, the Compensation Committee reviews annually with the Chairman of the Board and the CEO the succession plans for senior executive officers and make recommendations to the Board regarding the selection of individuals to occupy these positions.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors has reviewed and discussed with management the immediately following Compensation Discussion and Analysis. Based on that review and discussion, the members of the Compensation Committee identified below recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,
The Compensation Committee

William F. Yelverton, Chairman
Gerald L. DeGood
Charles T. Foley
James A. Wolf

The above report of the Committee will not be deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates the same by reference.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

The executive compensation program of the Company has been designed to motivate, reward, attract, and retain the management deemed essential to ensure the success of the Company. The program seeks to align executive compensation with Company objectives, business strategy, and financial performance. In applying these principles, the Company seeks to:

•	Reward executives for the enhancement of stockholder value;

•	Support an environment that rewards performance with respect to Company goals, as well as Company performance relative to industry competitors;

•	Integrate compensation programs with the short and long-term strategic plans of the Company;

•	Attract and retain key executives critical to the long-term success of the Company; and

•	Align the interests of executives with the long-term interests of stockholders through award opportunities that can result in ownership of stock.

Compensation Program Components

The compensation programs of the Company for its executive officers and key employees are generally administered by or under the direction of the Compensation Committee and are reviewed on an annual basis to ensure that remuneration levels and benefits are competitive and reasonable using the guidelines described above. The particular elements of the compensation programs for such persons are set forth in more detail below.

The Committee utilizes publicly available professional compensation surveys and labor market studies, including those prepared by Hewitt and Mercer, to make informed decisions regarding pay and benefit practices. Surveys prepared by management are also used to periodically ensure that the Company is maintaining its labor market competitiveness. These internally-developed surveys compare the Company’s compensation program to the compensation programs of similar sized industrial companies. The Company does not retain compensation consultants to advise the Company on compensation matters. While the Company does not set compensation at set percentage levels compared to the market, the Committee does seek to provide salary, incentive compensation opportunity and employee benefits that fall within the average practice of the Company’s competitors and the labor markets in which it participates.

Base Salary

Base salary levels are primarily determined by the Committee at levels the Committee deems necessary or appropriate to attract the level of competence needed for the position. The Committee reviews base salary levels annually based on individual performance from prior years, current industry conditions and current market considerations to ensure that base salary levels for the Company’s executive officers and key employees are competitive within a range that the Committee considers to be reasonable and necessary.

Performance Bonus

The Company provides incentive compensation to its executive officers and key employees in the form of annual cash bonuses relating to financial and operational achievements during the prior year through the Company’s Management Incentive Compensation (MIC) Program.

The MIC bonus pool contains 1,000 points which are allocated to executives and key employees at the beginning of each performance year, in the Compensation Committee’s discretion, based on responsibilities and contributions to the success of the business. The bonus pool is funded based on meeting and exceeding financial targets in two areas: return on net worth and earnings per Share. The Company chose return on net worth and earnings per Share because it believed that Executives should be rewarded for increasing shareholder value.

The bonus pool is funded as follows:

•	Return on Net Worth (RONW) over 10.0 percent. The bonus pool contribution is 2.0% of Net Income above the 10.0% RONW level, scaling up by two percentage points for each one point increase in RONW to a maximum of 20% of Net Income at 20% or higher RONW.

•	Earnings Per Share. The EPS target was established in 2001 when EPS was $0.42 per Share and is increased by 5.0% each year. $200,000 is contributed to the pool for achieving the EPS target, with increases or decreases of $20,000 for each $0.01 above or below that target.

At the end of the year, the bonus pool is divided by 1,000 points to determine the value per point.

MIC participants work throughout the year against an established set of goals and objectives. At the end of the year, they receive a grade that judges the percentage of completion against those goals and objectives.

The annual incentive award payable to an executive officer cannot exceed the maximum amount allocable to him from the bonus pool. In the case of corporate administrative and financial officers, incentive compensation decisions are made primarily on the basis of the assistance and performance of the officer in implementing corporate objectives within the scope of his or her responsibilities. In the case of operational officers, incentive compensation decisions are made primarily on the basis of operational results of the business operations for which the officer is responsible. Although the achievement of certain financial objectives as measured by a business segment’s earnings are considered in determining incentive compensation, other subjective and less quantifiable criteria are also considered. In this regard, the Committee takes into account specific achievements that are expected to affect future earnings and results or that had an identifiable impact on the prior year’s results. Placing an emphasis on incentive compensation is consistent with our philosophy of rewarding executives for meeting and exceeding the Company’s goals and exceptional individual performance.

MIC payouts are determined by multiplying (i) the points assigned to the executive at the beginning of the performance year times (ii) the personal performance grade earned by the executive for the performance year times (iii) the point value. The Company has not yet determined MIC payouts for 2006.

Stock Incentive Plan

The Company also provides long-term incentive compensation to its executive officers and key employees through stock options and restricted shares. The 2000 Bairnco Stock Incentive Plan (the ‘‘Stock Incentive Plan’’) was approved by shareholders at the 2000 Annual Meeting of Shareholders. As originally established, the Stock Incentive Plan provided for stock option awards. In April 2003, the Board of directors amended the Stock Incentive Plan to add a restricted stock award program. The restricted stock award program permits the committee to grant to an employee an award consisting of shares of Bairnco stock that are subject to specified forfeiture and transfer restrictions. Upon the lapse of these restrictions, the restricted stock award becomes vested. Generally, a restricted stock award under the Stock Incentive Plan becomes vested if the recipient remains employed until the fifth anniversary of the date of the award. The restricted stock award recipient receives dividends and voting rights during the vesting period. Under the terms of the Stock Incentive Plan, the Committee has complete discretion in determining eligibility for participation and the number of stock options or restricted stock shares, if any, to be granted to a participant. Stock option and restricted stock awards may be made from the shares of the Company’s Common Stock originally approved by the shareholders for issuance under the Stock Incentive Plan. The Committee has established and follows guidelines with respect to the granting of options and restricted stock awards under the Stock Incentive Plan to employees. The use of these instruments is intended to provide incentives to the Company’s executive officers and key employees to work toward the long-term growth of the Company by providing them with a benefit that will increase only to the extent the value of the Common Stock increases. Options and restricted shares are not granted by the Committee as a matter of course as part of the regular compensation of any executive or key employee. The decision to grant options or restricted shares is based on the perceived incentive that the grant will provide and the benefits that the grant may have on long-term stockholder value. The determination of the number of shares granted is based on the level and contribution of the employee. Consideration is also given to the anticipated contribution of the business operations for which the optionee has responsibility to overall stockholder value.

The Compensation Committee has only granted two equity awards to named executive officers since 2003, when it granted 50,000 stock options (vesting over three years) to the Chief Executive Officer and restricted stock awards to certain of the Company’s executive officers, including the named executive officers. All of the restricted stock grants vest on the fifth anniversary of the grant date in 2008. The Company believes that these equity awards appropriately align the interests of the executives with the interests of the Company’s shareholders.

Bairnco Retirement Plan

The Company maintains the Bairnco Corporation Retirement Plan (the ‘‘Bairnco Plan’’), a non-contributory defined benefit pension plan, for certain of the Company’s and its U.S. subsidiaries’ salaried and hourly employees. The Bairnco Plan was frozen effective as of March 31, 2006, and as a result, no new participants will enter the plan and the benefits of current participants were being frozen as of that date.

Pension benefits payable under the frozen plan are based on a formula that considers the participant’s years of service with the Company and final average compensation levels. The Company froze the Bairnco Plan because the Company believes that, on a going forward basis, the Company’s 401(k) will provide a better retirement compensation vehicle for its employees and will be more cost efficient for the Company. For further discussion of the pension plan, see the ‘‘Pension Benefits’’ table below and accompanying narrative.

Pursuant to his employment agreement, Mr. Fichthorn will receive a special retirement supplement that is intended to provide him a retirement benefit comparable to what he would have received under the Bairnco Plan (described above) if his combined past service as a director of Bairnco’s former subsidiary, Keene Corporation, and Bairnco were treated as years of service under that plan.

401(K) Plan

Effective April 1, 2006, Bairnco began making contributions to its existing 401(k) Retirement Savings Plan to compensate for the loss of continuing participation in the Company’s pension plan. Those contributions take two forms:

•	The Company contributes 1.0% of an employee’s pre-tax earnings on a quarterly basis, whether or not the employee makes contributions into his/her account.

•	The Company also provides a 50% match on all employee contributions up to 4.0% of pay (a 2.0% match by the Company).

Agreement

In 1990, the Company entered into an employment agreement with Mr. Luke Fichthorn III that will expire December 31, 2007. The agreement provides that if Mr. Fichthorn dies while an employee, his surviving spouse or estate will receive a death benefit equal to three times the sum of (i) his base salary, and (ii) the highest bonus paid to him during the prior three years or the current year. If Mr. Fichthorn’s employment terminates due to disability, he will receive 75% of his base salary for two years and 55% of such salary thereafter until the disability ends or his supplemental retirement benefits commence. If the Company terminates Mr. Fichthorn’s employment without cause or breaches the agreement in a material fashion leading Mr. Fichthorn to terminate his employment, the Company will pay Mr. Fichthorn a lump sum benefit equal to the sum of (i) four times his then base salary, and (ii) the highest bonus paid or payable to him during the prior three years. The agreement also provides that regardless of the reason for his termination, Mr. Fichthorn and his spouse would have been entitled to receive medical, health and hospitalization benefits following his termination until he attains age 65 (or, in the event of his death, until his spouse attains age 65). Mr. Fichthorn is age 65 and therefore is no longer eligible for such continued welfare benefits.

For more information regarding the severance protections provided by these agreements, see ‘‘Employment Agreement with Mr. Fichthorn’’ below.

Change of Control Agreements

Change of control agreements protect income for key executives who would likely be involved in decisions regarding and/or successful implementation of merger/acquisition activity and at risk for job loss if a take-over occurs. The Board believed it was important to adopt such agreements in order to provide an incentive for executives to remain employed with the Company throughout the turmoil and uncertainty that an unsolicited tender offer can cause. Prior to adopting the Change in Control agreements, the Board consulted with a human resources consulting firm and determined that the terms and amounts payable under the Change of Control Agreement were reasonable and consistent with severance arrangements for executives of companies similar to the Company.

The Company has entered into change in control agreements with eight senior executives (including three executive officers) including Kenneth L. Bayne, Lawrence C. Maingot, Larry D. Smith, Daniel T. Holverson, Elmer G. Pruim, Robert M. Carini, Brian E. Turner and Morgan Ebin. Pursuant to these agreements, the Company will provide severance benefits to such executive officers if their employment is terminated within 24 months of a change in control of the Company, unless such termination is (i) due to death or retirement, (ii) by the Company for ‘‘cause’’ or due to disability or (iii) by the executive without ‘‘good reason.’’ The amount of severance will be equal to the sum of (a) the highest annual rate of salary in the twelve months preceding the executive officer’s termination date and (b) the higher of the executive officer’s average annual bonus for the past two completed fiscal years or the executive officer’s target bonus for the fiscal year in which the termination occurs. In addition to these severance amounts, the executive officers will be entitled to a pro rata annual bonus for the year in which their termination of employment occurs and to continue participating in the Company’s welfare benefit programs for up to one year following termination of their employment. If the executive officers become entitled to severance under the Change in Control Agreements, they will not be entitled to severance pay under any other agreement with the Company. These provisions enable the executive to make decisions that are in the best interest of shareholders without being distracted or influenced in the exercise of his or her business judgment by personal concerns. Change of control agreements are typically offered to executives in the marketplace and thus are necessary to attract and retain executives as well as protect shareholders’ interests. For more information regarding the change of control protections provided by these agreements, see ‘‘Change of Control Agreements,’’ below.

Compensation Earned by the Chief Executive Officer

In considering the CEO’s base salary, the Committee reviewed the Company’s general financial performance and the progress in improving operating performance. The Committee also reviewed the CEO’s base salary against an internally developed salary survey of equivalent positions in public companies of a similar size. This information showed Mr. Fichthorn’s salary to be in the average range for industrial companies the size of the Company. The Committee also considered the time period elapsed from Mr. Fichthorn’s date of last increase in May of 2005. On May 1, 2006, he received a salary increase of 2.5% resulting in a current salary for Mr. Fichthorn of $471,500. In accordance with his contract, Mr. Fichthorn is eligible for 25% of an MIC pool generated by a formula in his contract. However, since 2001, Mr. Fichthorn has voluntarily waived this portion of his contract on a year-to-year basis and has agreed to participate in the MIC pool that covers the Company’s officers.

162(m) Disclosure

Based on current levels of compensation, no executive officer is expected to receive compensation for 2006 services that would be non-deductible under Section 162(m) of the Internal Revenue Code. Accordingly, the Compensation Committee has not considered any revisions to its policies and programs in response to this provision of law.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors (‘‘Board’’), the Audit Committee monitors the financial reporting process on behalf of the Board. All members of the Audit

Committee are independent of management and the Company in accordance with the Company’s Standards of Board Independence which are based on the requirements of the New York Stock Exchange, the Securities Exchange Act of 1934 and rules and regulations of the Securities and Exchange Commission.

During 2006, the Audit Committee met six times, and the Committee chair, as representative of the Audit Committee, discussed the interim financial information contained in each quarterly earnings announcement with the Corporate Controller and independent auditors prior to the filing of the Company’s Form 10-Q.

The Audit Committee has not yet (i) reviewed the audited financial statements of the Company for the fiscal year ended December 31, 2006, with management and the independent auditors; (ii) discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, ‘‘Communication with Audit Committees’’; (iii) discussed and reviewed the results of the independent auditors’ examination of the quarterly and annual financial statements; or (iv) recommended to the Board that the Company’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the SEC. It is anticipated that these activities will be concluded during the first calendar quarter of 2007.

Respectfully submitted,
The Audit Committee

Gerald L. DeGood, Chairman
Charles T. Foley
James A. Wolf
William F. Yelverton

The above report of the Committee will not be deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates the same by reference.

PERFORMANCE GRAPH

Presented in the graph below is a comparison of the five-year cumulative returns among Bairnco Common Stock, the Russell 2000 Index and the Dow Jones Electrical Components and Equipment Index (‘‘DJELQ’’). The cumulative returns shown in the graph assume an initial investment of $100 as of December 31, 2001, and reinvestment of all cash and cash equivalent dividends declared as of the ex-date of the dividend.

EXHIBIT INDEX

Exhibit No.	Description
a(24)	Letter to Stockholders of Bairnco Corporation, dated March 2, 2007, from Luke E. Fichthorn III, Chairman and Chief Executive Officer of Bairnco Corporation.
e(6)	Agreement and Plan of Merger, dated as of February 23, 2006, among Bairnco Corporation, Steel Partners II, L.P. and BZ Acquisition Corp. (incorporated by reference to Exhibit 99.DIII to Schedule TO of BZ Acquisition Corp. filed with the SEC on February 23, 2007)
e(7)	Amendment to Employment Agreement, dated February 23, 2007, between Bairnco Corporation and Luke E. Fichthorn III.
e(8)	Tender and Support Agreement dated February 23, 2007 between Steel Partners II L.P. and the parties listed on Annex 1 thereto. (incorporated by reference to Exhibit 99.DIV to Schedule TO of BZ Acquisition Corp. filed with the SEC on February 23, 2007)
e(9)	Amendment to the Rights Agreement dated February 23, 2007 between the Company and Computershare Investor Services LLC.
e(10)	Consent Letter dated February 22, 2007, between BZ Acquisition Corp. and Steel Partners II L.P.
e(11)	Waiver Agreement dated February 23, 2007, between the Company and Luke Fichthorn.